Form 10-K, Exhibit 13
period 1998-01-03
THERMEDICS DETECTION INC
filed 1998-03-16
CIK 1012555

Exhibit 13




















                            THERMEDICS DETECTION INC.

                        Consolidated Financial Statements

                                      1997
PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                        Consolidated Statement of Income

    (In thousands except per share amounts)    1997        1996       1995
    -----------------------------------------------------------------------
    Revenues (Notes 6 and 8):
      Product revenues                      $37,754     $31,255    $18,457
      Service revenues                       13,566      12,495      9,497
                                            -------     -------    -------
                                             51,320      43,750     27,954
                                            -------     -------    -------
    Costs and Operating Expenses:
      Cost of product revenues (Note 6)      17,243      15,490      9,895
      Cost of service revenues                7,288       7,013      5,341
      Selling, general, and administrative
        expenses (Note 6)                    12,644      15,092      7,487
      Research and development expenses       5,051       4,688      2,741
                                            -------     -------    -------
                                             42,226      42,283     25,464
                                            -------     -------    -------

    Operating Income                          9,094       1,467      2,490
    Interest Income                           2,072         229          -
    Interest Expense, Related Party (Note 2) (1,239)     (1,119)         -
    Other Income (Expense), Net                  23          12        (72)
                                            -------     -------    -------
    Income Before Provision for Income Taxes  9,950         589      2,418
    Provision for Income Taxes (Note 4)       3,880         227        910
                                            -------     -------    -------
    Net Income                              $ 6,070     $   362    $ 1,508
                                            =======     =======    =======
    Basic and Diluted Earnings per Share
      (Note 9)                              $   .48     $   .04    $   .15
                                            =======     =======    =======
    Weighted Average Shares (Note 9):
      Basic                                  12,760      10,275     10,000
                                            =======     =======    =======
      Diluted                                12,771      10,292     10,003
                                            =======     =======    =======


    The accompanying notes are an integral part of these consolidated financial statements.


                                        2PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                           Consolidated Balance Sheet

    (In thousands)                                          1997        1996
    ------------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                          $44,735     $13,484
      Accounts receivable, less allowances of $810
        and $1,215                                        11,126       9,387
      Inventories                                         10,249       8,793
      Unbilled contract costs and fees                       836         307
      Prepaid and refundable income taxes (Note 4)         1,835       2,173
      Prepaid expenses                                       901         547
                                                         -------     -------
                                                          69,682      34,691
                                                         -------     -------
    Machinery, Equipment, and Leasehold Improvements,
      at Cost                                              6,264       5,683
        Less: Accumulated depreciation and amortization    4,846       3,899
                                                         -------     -------
                                                           1,418       1,784
                                                         -------     -------
    Cost in Excess of Net Assets of Acquired Companies
      (Note 2)                                            15,121      16,694
                                                         -------     -------
    Other Assets                                             474         314
                                                         -------     -------
                                                         $86,695     $53,483
                                                         =======     =======




                                        3PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

    (In thousands except share amounts)                    1997        1996
    -----------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Promissory note to parent company (Note 2)        $21,200     $     -
      Accounts payable                                    1,893       3,030
      Accrued income taxes                                1,555         334
      Deferred revenue                                    1,689       1,281
      Accrued payroll and employee benefits               1,426       1,375
      Accrued installation and warranty expenses            828       1,413
      Customer deposits                                     782         637
      Other accrued expenses                              1,796       3,102
      Due to parent company and affiliated companies      1,294         161
                                                        -------     -------
                                                         32,463      11,333
                                                        -------     -------
    Deferred Income Taxes (Note 4)                            -          40
                                                        -------     -------
    Promissory Note to Parent Company (Note 2)                -      21,200
                                                        -------     -------

    Commitments (Note 5)

    Shareholders' Investment (Notes 3 and 7):
      Common stock, $.10 par value, 50,000,000 shares
        authorized; 13,355,459 and 10,683,500 shares
        issued and outstanding                            1,336       1,068
      Capital in excess of par value                     41,251      13,130
      Retained earnings                                  13,206       7,136
      Cumulative translation adjustment                  (1,561)       (424)
                                                        -------     -------
                                                         54,232      20,910
                                                        -------     -------
                                                        $86,695     $53,483
                                                        =======     =======


    The accompanying notes are an integral part of these consolidated financial statements.


                                        4PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                      Consolidated Statement of Cash Flows

    (In thousands)                                  1997      1996      1995
    ------------------------------------------------------------------------
    Operating Activities:
     Net income                                 $  6,070  $    362  $  1,508
     Adjustments to reconcile net income
        to net cash provided by (used in)
        operating activities:
          Depreciation and amortization            1,522     2,364     1,159
          Provision for losses on accounts
            receivable                               116       582        98
          Other noncash expense                      284     1,804       727
          Decrease in deferred income taxes          (40)        -       (40)
         Changes in current accounts,
           excluding the effects of
            acquisitions:
              Accounts receivable                 (2,153)   (1,776)    1,051
              Unbilled contract costs and fees      (549)      845      (931)
              Inventories                         (1,960)    1,254    (3,213)
              Other current assets                    68      (599)     (116)
              Accounts payable                    (1,101)      758       182
              Other current liabilities            1,681     1,045    (2,392)
                                                --------  --------  --------
    Net cash provided by (used in) operating
      activities                                   3,938     6,639    (1,967)
                                                --------  --------  --------
    Investing Activities:
      Acquisitions (Note 2)                            -   (21,668)        -
      Acquisition of product line (Note 2)             -      (300)        -
      Purchases of machinery, equipment, and
        leasehold improvements                      (775)     (766)     (608)
      Proceeds from sale of machinery,
        equipment, and leasehold improvements         28       113        19
      Other                                           82         -         -
                                                --------  --------  --------
    Net cash used in investing activities           (665)  (22,621)     (589)
                                                --------  --------  --------
    Financing Activities:
      Net proceeds from issuance of Company
        common stock (Note 7)                     28,078     6,964         -
     Proceeds from issuance of promissory
        note to parent company (Note 2)                -    21,200         -
      Additional capital contributions and
        transfers to parent company, net               -       120     3,170
     Other                                           (61)      (15)        -
                                                --------  --------  --------
    Net cash provided by financing activities   $ 28,017  $ 28,269  $  3,170
                                                --------  --------  --------

                                        5PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

    (In thousands)                                  1997      1996      1995
    ------------------------------------------------------------------------

    Exchange Rate Effect on Cash                $    (39) $    (85) $   (138)
                                                --------  --------  --------
    Increase in Cash and Cash Equivalents         31,251    12,202       476
    Cash and Cash Equivalents at Beginning of
      Year                                        13,484     1,282       806
                                                --------  --------  --------
    Cash and Cash Equivalents at End of Year    $ 44,735  $ 13,484  $  1,282
                                                ========  ========  ========
    Cash Paid For:
      Interest                                  $    609  $    596  $      -
     Income taxes                               $  2,180  $    618  $    152

    Noncash Activities:
      Fair value of assets of acquired
        companies                               $      -  $ 24,328  $      -
      Cash paid for acquired companies                 -   (21,668)        -
                                                --------  --------  --------
        Liabilities assumed of acquired
          companies                             $      -  $  2,660  $      -
                                                ========  ========  ========

    The accompanying notes are an integral part of these consolidated financial statements.


                                        6PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                 Consolidated Statement Shareholders' Investment

    (In thousands)                               1997      1996        1995
    -----------------------------------------------------------------------
    Common Stock, $.10 Par Value
      Balance at beginning of year            $ 1,068   $ 1,000     $ 1,000
      Net proceeds from issuance of Company
        common stock (Note 7)                     268        68           -
                                              -------   -------     -------

      Balance at end of year                    1,336     1,068       1,000
                                              -------   -------     -------
    Capital in Excess of Par Value
      Balance at beginning of year             13,130     6,114       2,814
      Issuance of stock under employees'
        and directors' stock plans                  6         -           -
      Tax benefit related to employees'
        and directors' stock plans                305         -           -
      Net proceeds from issuance of Company
        common stock (Note 7)                  27,810     6,896           -
      Additional capital contributions              -       120       3,300
                                              -------   -------     -------
      Balance at end of year                   41,251    13,130       6,114
                                              -------   -------     -------
    Retained Earnings
      Balance at beginning of year              7,136     6,774       5,396
      Net income                                6,070       362       1,508
      Transfer to parent company, net               -         -        (130)
                                              -------   -------     -------
      Balance at end of year                   13,206     7,136       6,774
                                              -------   -------     -------
    Cumulative Translation Adjustment
      Balance at beginning of year               (424)     (115)         (2)
      Translation adjustment                   (1,137)     (309)       (113)
                                              -------   -------     -------
      Balance at end of year                   (1,561)     (424)       (115)
                                              -------   -------     -------
    Total Shareholders' Investment            $54,232   $20,910     $13,773
                                              =======   =======     =======


    The accompanying notes are an integral part of these consolidated financial statements.


                                        7PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        Thermedics Detection Inc. (the Company) develops, manufactures, and markets high-speed detection and measurement systems used in on-line industrial process applications, security applications, and laboratory analysis. The Company's industrial process systems use ultratrace chemical detectors, high-speed gas chromatography, X-ray imaging, near-infrared spectroscopy, and other technologies for quality assurance of in-process and finished products, primarily in the food, beverage, pharmaceutical, forest products, chemical, and other consumer products industries. The Company's security instruments use simultaneous trace particle- and vapor-detection techniques based on its proprietary chemiluminesence and high-speed gas chromatography technologies. Customers use the Company's security instruments to detect plastic and other explosives at airports and border crossings, for other high-security screening applications, and for forensics and search applications.

    Relationship with Thermedics Inc. and Thermo Electron Corporation
        The Company operated as a division of Thermedics Inc. until its incorporation as a Massachusetts corporation in December 1990. In connection with the Company's incorporation, Thermedics transferred to the Company its TEA Analyzer and certain other trace detection technologies in exchange for 10,000,000 shares of the Company's common stock. As of January 3, 1998, Thermedics owned 10,127,675 shares of the Company's outstanding common stock, representing 76% of such stock outstanding. As of January 3, 1998, Thermedics is a 58%-owned subsidiary of Thermo Electron Corporation.
    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated. Certain amounts in fiscal 1996 have been reclassified to conform to the fiscal 1997 financial statement presentation.

    Fiscal Year
        The Company has adopted a fiscal year ending the Saturday nearest December 31. References to 1997, 1996, and 1995 are for the fiscal years ended January 3, 1998, December 28, 1996, and December 30, 1995, respectively. Fiscal year 1997 included 53 weeks; 1996 and 1995 each included 52 weeks.

    Revenue Recognition
        The Company recognizes product revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. The Company recognizes service revenues over the term of the contract. Deferred revenue in the accompanying balance sheet consists of unearned revenue on service contracts which is recognized over the life of the service contract. Revenues and profits on long-term contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-

                                        8PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

     1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    of-completion method, including revenues from long-term research and development contracts, were $1,376,000, $1,758,000, and $3,987,000 in
    1997, 1996, and 1995, respectively. The percentage of completion is determined by relating the actual costs incurred to date to management's estimate of total costs to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. Contracts generally provide for the billing of customers on a cost-plus-fixed-fee basis as costs are incurred. Revenues earned on contracts in process in excess of billings are classified as unbilled contract costs and fees in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions.

    Stock-based Compensation Plans
        The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its stock-based compensation plans (Note 3). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

    Income Taxes
        In the periods prior to its initial public offering, the Company was included in Thermedics' consolidated federal and certain state income tax returns. Subsequent to the Company's initial public offering in March 1997, Thermedics' equity ownership of the Company was reduced below 80% and, as a result, the Company is required to file its own federal income tax return.
        In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings per Share
        During the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings per Share" (Note 9). As a result, all previously reported earnings per share have been restated; however, basic and diluted earnings per share equals the Company's previously reported earnings per share for 1996 and 1995. Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share have been computed assuming the exercise of stock options, as well as their related income tax effects.
                                        9PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Stock Split
        In March 1996, the Company declared and effected a two-for-three reverse stock split. All share and per share information has been restated to reflect the reverse stock split.

    Cash and Cash Equivalents
        At year-end 1997 and 1996, $40,043,000 and $10,976,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, commercial paper, U.S. government-agency securities, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The Company's repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. At year-end 1997 and 1996, the Company's cash equivalents also included investments in commercial paper and short-term certificates of deposits of the Company's foreign operations, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

    Inventories
        Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                         1997         1996
    ------------------------------------------------------------------------
    Raw material and supplies                           $ 5,423      $ 6,135
    Work in process                                       1,251          871
    Finished goods                                        3,575        1,787
                                                        -------      -------
                                                        $10,249      $ 8,793
                                                        =======      =======

    Machinery, Equipment, and Leasehold Improvements
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: machinery and equipment, three to ten years and leasehold improvements, the lesser of the term of the lease or the life of the asset.

                                       10PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Cost in Excess of Net Assets of Acquired Companies
        The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $805,000 and $403,000 at January 3, 1998, and December 28, 1996, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

    Foreign Currency
        All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment titled "Cumulative translation adjustment." Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

    Fair Value of Financial Instruments
        The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, promissory note to parent company, accounts payable, and due to parent company and affiliated companies. Their respective carrying amounts in the accompanying balance sheet approximate fair value due to their short-term nature, except for the promissory note to parent company. The carrying amount of the promissory note to parent company approximates fair value due to its variable interest rate.

    Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    2.  Acquisitions

        On January 25, 1996, the Company acquired the assets of Moisture Systems Corporation and certain affiliated companies (collectively, Moisture Systems), and the stock of Rutter & Co. B.V. (Rutter) for a total purchase price of $21,668,000 in cash, which included the repayment of $700,000 of debt. Moisture Systems and Rutter design, manufacture, and sell instruments that use near-infrared spectroscopy to measure moisture

                                       11PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Acquisitions (continued)

    and other product constituents, including fats, proteins, oils, flavorings, solvents, adhesives, and coatings, in a variety of manufacturing processes. These systems are used in the food, pharmaceutical, chemical, pulp and paper, and other industries. To finance these acquisitions, the Company borrowed $21,200,000 from Thermedics pursuant to a promissory note due March 1998, bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. As of January 3, 1998, and December 28, 1996, the interest rate on the promissory note was 5.76% and 5.77%, respectively. In December 1996, the Company acquired certain moisture measurement product lines for approximately $300,000 in cash. In addition, the Company has agreed to pay a licensing fee on sales of these products through December 2000.
        These acquisitions have been accounted for using the purchase method of accounting and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of Moisture Systems and Rutter exceeded the estimated fair value of the acquired net assets by $16,905,000, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was completed in 1997 and was based on estimates of the fair value of the net assets acquired.
        The following table presents selected financial information for the Company, Moisture Systems, and Rutter on a pro forma basis, assuming the companies had been combined since the beginning of 1995.

    (In thousands except per share amounts)                  1996      1995
    -----------------------------------------------------------------------
    Revenues                                              $45,297   $46,485
    Net income                                                520     1,796
    Basic and diluted earnings per share                      .05       .18

        The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions of Moisture Systems and Rutter been made at the beginning of 1995.

    3.  Employee Benefit Plans

    Stock-based Compensation Plans

    Stock Option Plan
    -----------------
        The Company has a stock-based compensation plan for its key employees, directors, and others, which permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under this plan are determined by the Board Committee. To date, only nonqualified stock options have been granted by the Board Committee under this plan. Options granted prior to the Company's initial public offering became exercisable in June 1997, but are subject to certain
                                       12PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Employee Benefit Plans (continued)

    transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five- to ten-year period, depending on the term of the option, which generally ranges from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's common stock on the date of grant. To date, all options have been granted at fair market value.
        A summary of the Company's stock option activity is as follows:

                            1997              1996               1995
                      ----------------  ----------------  -----------------
                              Weighted         Weighted           Weighted
                      Number   Average  Number  Average   Number   Average
    (Shares in            of  Exercise      of Exercise       of  Exercise
    thousands)        Shares     Price  Shares    Price   Shares     Price
    -----------------------------------------------------------------------
    Options outstanding,
      beginning of year  218    $10.41      25   $ 9.75       26    $ 9.75

        Granted          550     10.94     207    10.45        2      9.75

        Exercised         (1)     9.75       -        -        -         -

        Forfeited       (111)    11.09     (14)    9.79       (3)     9.75
                       -----    ------   -----   ------    -----    ------
    Options outstanding,
     end of year         656    $10.74     218   $10.41       25    $ 9.75
                       =====    ======   =====   ======    =====    ======
    Options
      exercisable        656    $10.74       -   $    -        -    $    -
                       =====    ======   =====   ======    =====    ======
    Options available
      for grant          177               116               309
                       =====             =====             =====

        As of January 3, 1998, the options outstanding were exercisable at prices ranging from $9.55 to $12.46 and had a weighted average remaining contractual life of 8.1 years.





                                       13PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Employee Benefit Plans (continued)

    Employee Stock Purchase Program
    -------------------------------
        Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by Thermedics and Thermo Electron. Under this program, shares of Thermedics' and Thermo Electron's common stock may be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

    Pro Forma Stock-based Compensation Plans Expense
        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB 25 in accounting for its stock-based compensation plans. Had compensation cost for awards in 1997 and 1996 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)               1997        1996
    ----------------------------------------------------------------------
    Net income:
      As reported                                       $6,070      $  362
      Pro forma                                          5,485         102
    Basic and diluted earnings per share:
      As reported                                          .48         .04
      Pro forma                                            .43         .01

        Pro forma net income for 1995 was not materially different from historical net income in 1995.
        Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Pro forma compensation expense for options granted is reflected over the vesting period; therefore future pro forma compensation expense may be greater as additional options are granted.


                                       14PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Employee Benefit Plans (continued)

        The weighted average fair value per share of options granted was $4.44, $3.76, and $4.15 in 1997, 1996, and 1995, respectively. The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                          1997       1996
    ---------------------------------------------------------------------
    Volatility                                             28%          -
    Risk-free interest rate                               6.1%       6.4%
    Expected life of options                         5.9 years  7.0 years

        The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    401(k) Savings Plan
        Substantially all of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For this plan, the Company contributed and charged to expense $302,000, $247,000, and $233,000 in 1997, 1996, and
    1995, respectively.

    Defined Benefit Pension Plan
        The Company's Rutter subsidiary, acquired in January 1996, has a defined benefit pension plan covering substantially all of its full-time employees. The Company's funding policy is to make contributions within a range required by applicable regulations in The Netherlands.
        Net periodic pension costs included the following components:

    (In thousands)                                       1997        1996
    ---------------------------------------------------------------------
    Service cost                                         $ 23        $ 22
    Interest cost on projected benefit obligation          53          45
    Return on plan assets                                 (62)         (9)
    Amortization of unrecognized obligations               18         (26)
                                                         ----        ----
                                                         $ 32        $ 32
                                                         ====        ====
                                       15PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Employee Benefit Plans (continued)

        The funded status of the Company's defined benefit pension plan is as follows:

    (In thousands)                                           1997      1996
    -----------------------------------------------------------------------
    Actuarial present value of benefit obligations:
      Vested benefits                                        $316      $607
      Nonvested benefits                                        -         -
                                                             ----      ----
      Accumulated benefit obligations                         316       607
    Effect of projected future salary increases                90       152
                                                             ----      ----
    Projected benefit obligation                              406       759
    Less: Plan assets at fair value                           662       965
                                                             ----      ----
    Excess of plan assets over projected benefit obligation   256       206
    Unrecognized net gain                                     181       196
    Initial unrecognized net obligation                       (63)      (69)
                                                             ----      ----
      Prepaid pension cost                                   $374      $333
                                                             ====      ====

        Significant actuarial assumptions used to determine the net periodic pension cost were as follows: discount rate - 7.5%; rate of increase in salary levels up to age 45 - 4.5%; rate of increase in salary levels after age 45 - 2.5%; and expected long-term rate of return on assets - 4.0%.

    4.  Income Taxes

        The components of income before provision for income taxes are as follows:

    (In thousands)                                 1997      1996      1995
    -----------------------------------------------------------------------
    Domestic                                    $ 8,011   $(1,742)  $ 2,197
    Foreign                                       1,939     2,331       221
                                                -------   -------   -------
                                                $ 9,950   $   589   $ 2,418
                                                =======   =======   =======





                                       16PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Income Taxes (continued)

        The components of the provision for income taxes are as follows:

    (In thousands)                                1997      1996      1995
    ----------------------------------------------------------------------
    Currently payable (refundable):
      Federal                                   $2,383    $ (350)   $  681
      State                                        625       (90)      166
      Foreign                                      625       692        94
                                                ------    ------    ------
                                                 3,633       252       941
                                                ------    ------    ------
    Net deferred (prepaid):
      Federal                                      105      (195)      (25)
      State                                         26       (34)       (6)
      Foreign                                      116       204         -
                                                ------    ------    ------
                                                   247       (25)      (31)
                                                ------    ------    ------
                                                $3,880    $  227    $  910
                                                ======    ======    ======

        The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $305,000 of such benefits that have been allocated to capital in excess of par value in 1997.
        The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before provision for income taxes due to the following:

    (In thousands)                                1997      1996      1995
    ----------------------------------------------------------------------
    Provision for income taxes at statutory
      rate                                      $3,383    $  200    $  822
    Increases (decreases) resulting from:
      State income taxes, net of federal tax       430       (81)      106
      Foreign tax rate and tax law differential     82       103        19
      Tax benefit of foreign sales corporation    (175)        -      (133)
      Deemed dividend from foreign subsidiary        -         -        80
      Other, net                                   160         5        16
                                                ------    ------    ------
                                                $3,880    $  227    $  910
                                                ======    ======    ======

                                       17PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Income Taxes (continued)

        Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                    1997    1996
    --------------------------------------------------------------
    Prepaid (deferred) income taxes:
      Reserves and other accruals                   $  959  $  999
      Inventory basis difference                       820     643
      Long-term assets                                 188     (40)
      Accrued compensation                              56     130
      Other, net                                         -      30
                                                    ------  ------
                                                    $2,023  $1,762
                                                    ======  ======

        A provision has not been made for U.S. or additional foreign taxes on $3,415,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company currently plans to keep these amounts permanently reinvested overseas.

    5.  Commitments

        The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $1,078,000, $1,335,000, and $542,000 in 1997, 1996, and 1995, respectively, net of third party sublease income of $181,000 in 1997. Total future minimum payments due under noncancelable operating leases at January 3, 1998, are $1,201,000 in 1998; $1,039,000 in 1999; $878,000 in 2000; $779,000 in 2001; $797,000
    in 2002; and $2,918,000 in 2003 and thereafter. Total future minimum lease payments are $7,612,000 and have not been reduced by minimum sublease rental income of $1,160,000 due through 2002 under noncancelable operating subleases. See Note 6 for office and manufacturing space leased from a related party.

    6.  Related-party Transactions

    Corporate Services Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company paid Thermo Electron an annual fee equal to 1.0% of the Company's revenues in 1997 and 1996, and an amount equal to 1.20% of the Company's revenues in 1995. Beginning in fiscal 1998, the Company will pay an annual fee equal to 0.8% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee

                                       18PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Related-party Transactions (continued)

    charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). In addition, the Company uses contract administration services of a majority-owned subsidiary of Thermo Electron and is charged based on actual usage. For these services, as well as the administrative services provided by Thermo Electron, the Company was charged $579,000, $438,000, and $335,000 in 1997, 1996, and
    1995, respectively. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Research and Development Agreement
        Pursuant to a subcontract entered into in October 1993, the Company performs research and development services for Thermo Coleman Corporation, which is the prime contractor under a contract with the U.S. Department of Energy. Thermo Coleman is a wholly owned subsidiary of Thermo Electron. Thermo Coleman paid the Company $533,000, $619,000, and $829,000 for services rendered in 1997, 1996, and 1995, respectively.

    Distribution Agreement
        Pursuant to an international distributorship agreement, the Company appointed Arabian Business Machines Co. (ABM) as its exclusive distributor of the Company's security instruments in certain Middle Eastern countries. ABM is a member of The Olayan Group. Ms. Hutham S. Olayan, a director of Thermo Electron, is the president and a director of Olayan America Corporation and Competrol Real Estate Limited, two other members of The Olayan Group, which are indirectly controlled by Suliman
    S. Olayan, Ms. Olayan's father. Revenues recorded under this agreement totaled $480,000, $652,000, and $3,000, in 1997, 1996, and 1995,
    respectively.

    Other Related-party Transactions
        The Company purchases and sells products in the ordinary course of business with other companies affiliated with Thermo Electron. Sales of products to such affiliated companies totaled $147,000, $114,000, and $122,000 in 1997, 1996, and 1995, respectively. Purchases of products from such affiliated companies totaled $237,000, $253,000, and $330,000 in 1997, 1996, and 1995, respectively.

                                       19PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Related-party Transactions (continued)

    Sublease Agreement
        In 1997, the Company subleased approximately 8,000 square feet of space in its Chelmsford, Massachusetts, facility to Thermo Cardiosystems Inc., a publicly traded, majority-owned subsidiary of Thermedics, under a two-year sublease agreement. Under this sublease, Thermo Cardiosystems will pay the Company base rent of $40,000 in the first year and $44,000 in the second year, as well as approximately $33,000 per year, representing Thermo Cardiosystems' pro rata allocation of the facility's aggregate operating costs, real estate taxes, and utilities. The accompanying statement of income includes income from this sublease agreement of $73,000 in 1997.

    Repurchase Agreement
        The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

    7.  Common Stock

    Sale of Common Stock
        In March 1997, the Company sold 2,671,292 shares of common stock in an initial public offering at $11.50 per share, for net proceeds of $28,078,000.
        In November 1996, the Company sold 383,500 shares of its common stock in a private placement at $10.75 per share, for net proceeds of $3,964,000.
        In March 1996, the Company sold 300,000 shares of its common stock in a private placement at $10.00 per share, for net proceeds of $3,000,000.

    Reserved Shares
        At January 3, 1998, the Company had reserved 857,666 unissued shares of its common stock for possible issuance under the stock-based compensation plans.

    8.  Significant Customer, Product Lines, and Geographical Information

        Sales to one customer accounted for 27%, 24%, and 36% of the Company's total revenues in 1997, 1996, and 1995, respectively.
        The Company is engaged in one business segment: the development, manufacture, and sale of high-speed detection and measurement systems used in on-line industrial process applications, security applications, and laboratory analysis. Within the Company's process detection product line, the Company derived revenues of $19,198,000, $14,917,000, and $18,488,000 in 1997, 1996, and 1995, respectively, from Alexus(R) systems and $15,387,000 and $17,950,000 in 1997 and 1996, respectively, from moisture systems. Within the Company's security instrument product line, the Company derived revenues of $10,337,000, $7,149,000, and $4,642,000 in 1997, 1996, and 1995, respectively, from EGIS(R) systems.

                                       20PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    8. Significant Customer, Product Lines, and Geographical Information (continued)

        The following table shows data for the Company by geographical area.

    (In thousands)                              1997        1996        1995
    ------------------------------------------------------------------------
    Revenues:
      United States                          $41,576     $32,003     $22,571
      The Netherlands                          5,489       7,547           -
      Other Europe                             6,427       5,893       4,057
      Other                                    3,290       2,588       2,600
      Transfers among geographical areas (a)  (5,462)     (4,281)     (1,274)
                                             -------     -------     -------
                                             $51,320     $43,750     $27,954
                                             =======     =======     =======
    Income before provision for income taxes:
      United States                          $ 7,862     $  (859)    $ 2,933
      The Netherlands                            454       1,514           -
      Other Europe                               746         394        (127)
      Other                                      716         412         348
      Corporate and eliminations (b)            (684)          6        (664)
                                             -------     -------     -------
      Total operating income                   9,094       1,467       2,490
      Interest income (expense), net             833        (890)          -
      Other income (expense), net                 23          12         (72)
                                             -------     -------     -------
                                             $ 9,950     $   589     $ 2,418
                                             =======     =======     =======
    Identifiable assets:
      United States                          $29,995     $32,044     $15,806
      The Netherlands                          7,200       8,574           -
      Other Europe                             5,257       3,523       2,850
      Other                                    3,074       1,615       1,666
      Corporate and eliminations (c)          41,169       7,727           -
                                             -------     -------     -------
                                             $86,695     $53,483     $20,322
                                             =======     =======     =======
    Export revenues included in
     United States revenues above (d):
      Germany                                $ 5,386     $ 2,487     $ 3,914
      Other Europe                             6,535       4,420       3,995
      Mexico                                   4,385       2,015       1,363
      Other South America                      6,089       3,998       3,271
      Other                                    4,070       4,437       2,341
                                             -------     -------     -------
                                             $26,465     $17,357     $14,884
                                             =======     =======     =======

    --------------
    (a)Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
    (b)Primarily general and administrative expenses.
    (c)Primarily cash and cash equivalents.
    (d)In general, export sales are denominated in U.S. dollars.

                                       21PAGE

    Thermedics Detection Inc.                      1997 Financial Statements

                   Notes to Consolidated Financial Statements

    9.  Earnings per Share

        Basic and diluted earnings per share were calculated as follows:

    (In thousands except per share amounts)     1997        1996        1995
    ------------------------------------------------------------------------
    Basic
    Net income                              $  6,070    $    362    $  1,508
                                            --------    --------    --------
    Weighted average shares                   12,760      10,275      10,000
                                            --------    --------    --------
    Basic earnings per share                $    .48    $    .04    $    .15
                                            ========    ========    ========
    Diluted
    Net income                              $  6,070    $    362    $  1,508
                                            --------    --------    --------
    Weighted average shares                   12,760      10,275      10,000
    Effect of stock options                       11          17           3
                                            --------    --------    --------
    Weighted average shares, as adjusted      12,771      10,292      10,003
                                            --------    --------    --------
    Diluted earnings per share              $    .48    $    .04    $    .15
                                            ========    ========    ========

        The computation of diluted earnings per share for 1997 excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of January 3, 1998, there were 342,240 of such options outstanding, with exercise prices ranging from $10.75 to $12.46 per share.







                                       22PAGE

    Thermedics Detection Inc.                      1997 Financial Statements

                   Notes to Consolidated Financial Statements

    10. Unaudited Quarterly Information

    (In thousands except per share amounts)

    1997                      First       Second        Third        Fourth
    -----------------------------------------------------------------------
    Revenues                $12,429      $12,397      $12,632       $13,862
    Gross profit              6,333        6,520        6,650         7,286
    Net income                1,024        1,415        1,686         1,945
    Basic and diluted
      earnings per share        .09          .11          .13           .15

    1996                      First(a)    Second        Third        Fourth
    -----------------------------------------------------------------------
    Revenues                $ 9,345      $10,104      $11,117       $13,184
    Gross profit              4,163        4,028        5,547         7,509
    Net income (loss)          (524)      (1,244)         705         1,425
    Basic and diluted
      earnings (loss)
      per share                (.05)        (.12)         .07           .14

    (a) Reflects the January 1996 acquisitions of Moisture Systems and
        Rutter.








                                       23PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of Thermedics Detection Inc.:

        We have audited the accompanying consolidated balance sheet of Thermedics Detection Inc. (a Massachusetts corporation and 76%-owned subsidiary of Thermedics Inc.) and subsidiaries as of January 3, 1998, and December 28, 1996, and the related consolidated statements of income, cash flows, and shareholders' investment for each of the three years in the period ended January 3, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Rutter & Co. B.V. (a wholly owned subsidiary of Thermedics Detection Inc.), for the period from January 25, 1996 (the date of acquisition) through and as of December 28, 1996, and as of and for the year ended January 3, 1998, which statements reflect total assets and total revenues of 9% and 4% in 1997, and 16% and 17% in 1996, respectively, of the consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for that entity, is based solely on the report of the other auditors.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.
        In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermedics Detection Inc. and subsidiaries as of January 3, 1998, and December 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.



                                                Arthur Andersen LLP



    Boston, Massachusetts
    February 12, 1998

                                       24PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                          Independent Auditor's Report

        We have audited the consolidated balance sheet of the Rutter & Co. B.V. segment of Thermedics Detection Inc. as of January 3, 1998, and December 28, 1996, and the related consolidated statements of income, stockholder's equity, and cash flows for the year ended January 3, 1998, and the period from January 25, 1996 (acquisition date) to December 28, 1996 (all expressed in Netherlands Guilders) (not included herein). These financial statements are the responsibility of Thermedics Detection Inc.'s and Rutter & Co. B.V.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.
        We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
        As discussed in the notes to the financial statements (not included herein), the consolidated balance sheet of the Rutter & Co. B.V. segment of Thermedics Detection Inc. includes the net assets acquired by Thermedics Detection Inc. in its purchase of Rutter & Co. B.V. on January 25, 1996, after giving effect to the allocation of Thermedics Detection Inc.'s purchase price to the consolidated net assets of Rutter & Co. B.V., and to the changes in the consolidated net assets of Rutter & Co. B.V. subsequent to the acquisition; the related consolidated statements of income, stockholder's equity, and cash flows reflect the results of operations and cash flows of Rutter & Co. B.V. subsequent to such acquisition after giving effect to the allocation of Thermedics Detection Inc.'s purchase price to Rutter & Co. B.V.'s consolidated net assets.
        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Rutter & Co. B.V. segment of Thermedics Detection Inc. at January 3, 1998, and December 28, 1996, and the results of their operations and their cash flows for the year ended January 3, 1998, and the period from January 25, 1996 to December 28, 1996, in conformity with generally accepted accounting principles in the United States of America.



    Deloitte & Touche Registeraccountants



    Almelo, The Netherlands
    Febraury 6, 1998


                                       25PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operation under the heading "Forward-looking Statements."

    Overview

        The Company develops, manufactures, and markets high-speed detection and measurement systems used in on-line industrial process and security applications, and laboratory analysis. The Company's industrial process systems use ultratrace chemical detectors, high-speed gas chromatography, X-ray imaging, near-infrared spectroscopy, and other technologies for quality assurance of in-process and finished products, primarily in the food, beverage, pharmaceutical, forest products, chemical, and other consumer products industries. The Company's security instruments use simultaneous trace particle- and vapor-detection techniques based on its proprietary chemiluminesence and high-speed gas chromatography technologies. Customers use the Company's security instruments to detect plastic and other explosives at airports and border crossings, for other high-security screening applications, and for forensics and search applications.
        Historically, the Company's principal product lines were process detection systems, including Alexus(R) systems used to assure the quality of refillable plastic containers, and EGIS(R) explosives detectors. The Company expanded its product lines to include moisture analysis equipment through its acquisitions of Moisture Systems Corporation and Rutter & Co. B.V. in January 1996, and also introduced its InScan(TM) high-speed X-ray imaging systems (InScan systems) and Flash-GC(TM) gas chromatography systems (Flash-GC systems) in 1996. The Company has also recently introduced Rampart(TM), the latest portable trace-detection system that incorporates the advanced Flash-GC technology in tandem with a highly sensitive chemiluminesence detector. The Company also performs contract research and development services for government and industry customers and earns service revenues through long-term contracts.
        A substantial portion of the Company's sales are derived from sales of products outside the United States, through export sales, and sales by the Company's foreign subsidiaries. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange-rate fluctuations.


                                       26PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Results of Operations

    1997 Compared With 1996
        Revenues increased 17% to $51.3 million in 1997 from $43.8 million in 1996. Product revenues increased 21% to $37.8 million in 1997 from $31.3 million in 1996, while service revenues increased 9% to $13.6 million in 1997 from $12.5 million in 1996. Revenues from the Company's process detection instruments and related services increased to $22.4 million in 1997 from $16.0 million in 1996, primarily due to Alexus revenues of $6.6 million from the fulfillment of a mandated product-line upgrade from The Coca-Cola Company to its existing installed base and, to a lesser extent, increased shipments of the Company's InScan systems, which were introduced in 1996. The mandated product-line upgrade was completed in 1997. These increases were offset in part by a decrease in demand from The Coca-Cola Company for new installations in 1997. As a result of this decrease in demand and the completion of the product-line upgrade, the Company anticipates that sales of Alexus systems will slow in 1998, which is the primary reason for a $5.0 million decrease in the Company's backlog in 1997. Revenues from the Company's EGIS security systems and related services increased to $10.3 million in 1997 from $7.1 million in 1996, primarily due to $3.2 million of shipments under the Company's contract with the Federal Aviation Administration (FAA). Revenues from the Company's Moisture Systems and Rutter subsidiaries, acquired in January 1996, decreased to $15.4 million in 1997 from $18.0 million in 1996, primarily due to a slowdown in product demand in Europe in 1997, offset in part by the inclusion of revenues for the full year of 1997.
        The gross profit margin increased to 52% in 1997 from 49% in 1996. The gross profit margin on product revenues increased to 54% in 1997 from 50% in 1996, primarily due to a change in product mix to higher-margin revenues from The Coca-Cola Company's mandated product-line upgrade, as well as higher-margin revenues at Moisture Systems and Rutter. To a lesser extent, the increase also resulted from the inclusion of an $0.8 million charge in 1996 as a result of obsolescence created by planned product changes. The gross profit margin on service revenues increased to 46% in 1997 from 44% in 1996, primarily due to increased field service efficiencies and, to a lesser extent, the change in sales mix to higher-margin service revenues at Moisture Systems and Rutter.
        Selling, general, and administrative expenses as a percentage of revenues decreased to 25% in 1997 from 34% in 1996. The decline was primarily due to nonrecurring costs in 1996 related to a reduction in personnel and a reduction in leased space in response to a lower sales volume of process detection instruments and, to a lesser extent, an increase in revenues in 1997. This decrease was offset in part by increased selling expenses as the Company developed a sales force for its InScan and Flash-GC systems.
        Research and development expenses increased to $5.1 million in 1997 from $4.7 million in 1996, primarily due to costs related to the improvement and expansion of Moisture System's moisture analysis equipment product line.
                                       27PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1997 Compared With 1996 (continued)
        Interest income increased to $2.1 million in 1997 from $0.2 million in 1996, primarily due to interest income earned on the invested proceeds from the Company's March 1997 initial public offering (Note 7).
        Interest expense, related party, of $1.2 million and $1.1 million in 1997 and 1996, respectively, reflects the issuance of a $21.2 million promissory note to Thermedics in connection with the January 1996 acquisitions of Moisture Systems and Rutter (Note 2).
        The effective tax rate was 39% in 1997 and 1996. The effective tax rates in both periods exceeded the statutory federal income tax rate primarily due to the impact of state income taxes.
        The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.
        The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

    1996 Compared With 1995
        Revenues increased 57% to $43.8 million in 1996 from $28.0 million in 1995. Product revenues increased 69% to $31.3 million in 1996 from $18.5 million in 1995, while service revenues increased 32% to $12.5 million in 1996 from $9.5 million in 1995. Revenues increased in 1996 due to the inclusion of $18.0 million in revenues from Moisture Systems and Rutter, which were acquired in January 1996. Revenues from the Company's process detection instruments and related services decreased to $16.0 million in 1996 from $18.5 million in 1995, primarily due to a decrease in demand from the Coca-Cola Company, which have substantially completed their initial deployment of Alexus systems. Revenues from the Company's security systems and related services increased to $7.1 million in 1996 from $4.6 million in 1995, primarily due to the sale of eight EGIS units to the U.S. government to provide counterterrorism support in Israel. Revenues from research and development contracts decreased by $2.2 million to $1.8 million in 1996 due to the completion of a commercial contract with the Miller Brewing Company for the InScan system and, to a lesser extent, the completion of various phases of government contracts, which have since been renewed.
        The gross profit margin increased to 49% in 1996 from 45% in 1995. The gross profit margin on product revenues increased to 50% in 1996 from

                                       28PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1996 Compared With 1995 (continued)
    46% in 1995, primarily due to higher-margin revenues from Moisture Systems and Rutter, offset in part by an inventory write-down of $0.8 million in 1996 due to obsolescence created by planned product changes. The gross profit margin on service revenues remained unchanged at 44% in 1996 and 1995.
        Selling, general, and administrative expenses as a percentage of revenues increased to 34% in 1996 from 27% in 1995, primarily due to higher expenses as a percentage of revenues at Moisture Systems and Rutter and, to a lesser extent, $0.4 million of costs incurred in 1996 related to reductions in personnel and a reduction in leased space in response to the lower sales volume of process detection instruments.
        Research and development expenses increased to $4.7 million in 1996 from $2.7 million in 1995, primarily due to research and development relating to the Company's Flash-GC and InScan systems. In addition, the Company recorded a nonrecurring charge of $0.2 million in 1996 for the write-off of certain research and development equipment no longer of use.
        Interest expense, related party, of $1.1 million in 1996 reflects the issuance of a $21.2 million promissory note to Thermedics in connection with the January 1996 acquisitions of Moisture Systems and Rutter.
        The effective tax rates were 39% and 38% in 1996 and 1995, respectively. The effective tax rates in both periods exceeded the statutory federal income tax rate primarily due to the impact of state income taxes.

    Liquidity and Capital Resources

        Consolidated working capital was $37.2 million at January 3, 1998, compared with $23.4 million at December 28, 1996. Included in working capital are cash and cash equivalents of $44.7 million at January 3, 1998, compared with $13.5 million at December 28, 1996.
        During 1997, $3.9 million of cash was provided by operating activities. During this period, cash of $2.2 million and $2.0 million was used to fund increases in accounts receivable and inventories, respectively, primarily relating to an order received from the FAA, which provides for extended payment terms and resulted in inventory purchases. This use of cash was offset in part by $1.7 million of cash provided by an increase in other current liabilities, including $0.9 million of accrued income taxes.
        During 1997, the Company's investing activities included the expenditure of $0.8 million for purchases of machinery, equipment, and leasehold improvements. During 1998, the Company expects to make capital expenditures of approximately $0.8 million.
        The Company's financing activities provided $28.0 million of cash in 1997. In March 1997, the Company sold 2,671,292 shares of its common stock in an initial public offering for net proceeds of $28.1 million. In the first quarter of 1998, the Company expects to repay its $21.2 million promissory note to Thermedics (Note 2).
        Although the Company expects to have positive cash flow from its existing operations, the Company anticipates it will require significant amounts of cash for the possible acquisition of complementary businesses

                                       29PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Liquidity and Capital Resources

    and technologies. While the Company currently has no agreement to make an acquisition, it expects that it would finance any acquisition through a combination of internal funds, additional debt or equity financing, and/or short-term borrowings from Thermedics or Thermo Electron, although it has no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.















                                       30PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

        Uncertainty of Market Acceptance of New Products. Certain of the Company's products represent alternatives to traditional detection and analytical methods. As a result, such products may be slow to achieve, or may not achieve, market acceptance, as customers may seek further validation of the efficiency and efficacy of the Company's technology, particularly where the purchase of the product requires a significant capital commitment. The Company believes that, to a significant extent, its growth prospects depend on its ability to gain acceptance of the efficiency and efficacy of the Company's innovative technologies by a broader group of customers. The Company is currently devoting significant resources toward the enhancement of its existing products and the development of new products and technologies, including its derivative products of the Company's Flash-GC high-speed gas chromatography system; a more portable EGIS; and Rampart, a lower-cost EGIS unit for use in airport screening of carry-on baggage. There can be no assurance that the Company will be successful in obtaining such broad acceptance or that, if obtained, such acceptance will be sustained. The failure of the Company to obtain and sustain such broad acceptance could have a material adverse effect on the Company's business, financial condition and results of operations.
        Ongoing Product Development Efforts Required by Rapid Technological Change. The markets for the Company's products are characterized by changing technology, evolving industry standards and new product introductions. The Company's future success will depend in part upon its ability to enhance its existing products and to develop and introduce new products and technologies to meet changing customer requirements. There can be no assurance that the Company will successfully complete the enhancement and development of these products in a timely fashion or that the Company's current or future products will satisfy the needs of its markets.

        Dependence of Security Instruments Market on Government Regulation and Airline Industry. The Company's sales of its explosives-detection systems for use in airports has been and will continue to be dependent on governmental initiatives to require, or support, the screening of checked luggage, carry-on items and personnel with advanced explosives-detection equipment. Substantially all of such systems have been installed at airports in countries other than the United States, in which the applicable government or regulatory authority overseeing the operations of the airport has mandated such screening. Such mandates are influenced by many factors outside of the control of the Company, including political and budgetary concerns of governments, airlines, and airports.

                                       31PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                           Forward-looking Statements

    Of the more than 600 commercial airports worldwide, more than 400 are located in the United States. Accordingly, the Company believes that the size of the market for explosives-detection equipment is, and will increasingly be, significantly influenced by United States government regulation. In the United States, the Aviation Security Act of 1990 directed the Federal Aviation Administration (FAA) to develop a standard for explosives-detection systems and required airports in the United States to deploy systems meeting this standard in 1993. To date, no system has demonstrated that it meets all FAA standards under realistic airport operating conditions. As a result, the FAA has not mandated the installation of automated explosives-detection systems, and only a limited number of these systems have been deployed in the United States. The FAA first certified a computed X-ray tomography system for checked luggage in December 1994. The Company's systems are trace detectors for which no FAA certification process for checked baggage, carry-on, or personal screening exists to date. Currently, the Company is seeking FAA approval for the Company's EGIS and Ramport systems for use by airlines in screening carry-on electronic items and luggage searches, however, there can be no assurance that such FAA approvals will be obtained. Each airline must seek this approval for each application. Although the FAA has provided significant funding to the Company in connection with the development of its explosives-detection technology, there can be no assurance that any of the Company's systems will ever meet this or any other United States certification standard. Any product utilizing a technology ultimately recommended or required by the FAA will have a significant competitive advantage in the market for explosives-detection devices. Unless the FAA takes action with respect to a particular explosives-detection product or technology, airlines will not be required to purchase or upgrade their security systems, including upgrading existing metal-detection equipment. Earnings of U.S. air carriers tends to fluctuate significantly from time to time. Any depression in the financial condition of such carriers would likely result in lower capital spending for discretionary items. Moreover, there can be no assurance that additional countries will mandate the implementation of effective explosives screening for airline baggage, carry-on items or personal, or that, if mandated, the Company's systems will meet the certification or other requirements of the applicable government authority. Even if the Company's systems were to meet the applicable requirements, there can be no assurance that the Company would be able to market its systems effectively.
        In October 1996, the United States enacted legislation which includes a $144.2 million allocation to purchase explosives-detection systems and other advanced security equipment, including trace detection equipment such as the systems manufactured by the Company, for carry-on and checked baggage screening. The FAA has made purchases of, or placed orders for the purchase of, security equipment under this legislation, including an order to purchase $5.8 million of the Company's EGIS systems. There can be no assurance, however, that this legislation will not be modified to reduce the funding for advanced explosives equipment, that the necessary appropriations will be made to fund further purchases of advanced explosives-detection equipment contemplated by the legislation, that trace-detection equipment such as the systems manufactured by the Company

                                       32PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                           Forward-looking Statements

    will be mandated, or that, even if further appropriations are made and such equipment is mandated, any of the Company's explosives-detection systems will be purchased for installation at any airports in the United States. Further, there can be no assurance that the U.S. will mandate the widespread use of these systems after completion of the initial purchases.

        Significance of Certain Customers. Sales of process detection instruments and services to bottlers licensed by The Coca-Cola Company (Coca-Cola Bottlers) were $13,939,000, $10,641,000, and $9,974,000, in
    1997, 1996, and 1995, respectively, or 27%, 24%, and 36% of the Company's revenues, respectively, during such periods. In 1997, the Company completed the fulfillment of a mandated product-line upgrade for The Coca-Cola Bottlers. Although the Company anticipates that it will continue to derive revenues from the sale of upgrades and new systems to new plants, as well as services to the Coca-Cola Bottlers, the Company does not expect that revenues derived from these customers will continue at a rate comparable to prior years. Further, the Company intends to continue to develop and introduce new process detection products for the food, beverage and other markets, however, there can be no assurance that the Company will be successful in the introduction of new process detection products or that any sales of these products will be sufficient to maintain a rate of growth equivalent to prior years.

        Competition; Technological Change. The Company encounters, and expects to continue to encounter, competition in the sale of its current and future products. Many of the Company's competitors and potential competitors have substantially greater resources, manufacturing and marketing capabilities, research and development staff and production facilities than those of the Company. Some of these competitors have large existing installed bases of products with substantial numbers of customers. In addition, other major corporations have recently announced their intention to enter certain of the Company's markets, including the security screening market. The Company believes that many of its products are successful because they are technologically superior to alternative products offered by some of the Company's competitors. In order to continue to be successful, the Company believes that it will be important to maintain this technological advantage. No assurance can be given that the Company will be able to maintain such an advantage or that competitors of the Company will not develop technological innovations that will render products of the Company obsolete. For example, the Company's EGIS system competes against other trace explosives detection systems as well as systems utilizing dual energy X-ray or computed X-ray tomography imaging technologies. There can be no assurance that such technologies will not be enhanced to a degree that would impair the Company's ability to market its explosives detection systems.

        Potential for Product Liability Claims. The Company's business involves the risk of product liability claims inherent to the explosives detection business, as well as the food, beverage and other industries. There are many factors beyond the control of the Company that could

                                       33PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                           Forward-looking Statements

    result in the failure of the Company's products to detect explosives or contaminants in food or beverage containers, such as the reliability of a customer's operators, the ongoing training of such operators and the maintenance of the Company's products by its customers. For these and other reasons, there can be no assurance that the Company's products will detect all explosives or contaminants. The failure to detect explosives or contaminants could give rise to product liability claims and result in negative publicity that could have a material adverse effect on the Company's business, financial condition and results of operations. The Company currently maintains both aviation and general product liability insurance in amounts the Company believes to be commercially reasonable. There can be no assurance that this insurance will be sufficient to protect the Company from product liability claims, or that product liability insurance will continue to be available to the Company at a reasonable cost, if at all.

        Uncertainties Associated With International Operations. In 1997, 1996, and 1995, international sales accounted for 71%, 67%, and 73%, respectively, of the Company's revenues, and the Company anticipates that international sales will continue to account for a significant percentage of the Company's revenues. Sales to customers in The Netherlands accounted for approximately 17% and 11% of the Company's revenues in 1997 and 1996, respectively. See Note 8 of Notes to the Company's Consolidated Financial Statements. International revenues are subject to a number of uncertainties, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce. Moreover, many foreign countries have their own regulatory approval requirements for sales of the Company's products. As a result, the Company's introduction of new products into international markets can be costly and time-consuming, and there can be no assurance that the Company will be able to obtain the required regulatory approvals on a timely basis, if at all. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not attempt to minimize currency and exchange rate risks through material hedging activities.

        Limited Protection of Proprietary Technology and Risks of Third-Party Claims. Proprietary rights relating to the Company's products will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance, however, that any patents now or hereafter owned by the Company will afford protection

                                       34PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                           Forward-looking Statements

    against competitors, or as to the likelihood that patents will issue from pending patent applications. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. Although the Company believes that its products and technology do not infringe any existing proprietary rights of others, there can be no assurance that third parties will not assert such claims against the Company in the future or that such future claims will not be successful. The Company could incur substantial costs and diversion of management resources in connection with the defense of any claims relating to proprietary rights, which could have a material adverse effect on the Company's business, financial condition, and results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block the Company's ability to make, use, sell, distribute or market its products and services in the U.S. or abroad. Such a judgment could have a material adverse effect on the Company's business, financial condition and results of operations. In the event that a claim relating to proprietary technology or information is asserted against the Company, the Company may seek licenses to such intellectual property. There can be no assurance, however, that such a license could be obtained on commercially reasonable terms, if at all, or that the terms of any offered licenses will be acceptable to the Company. The failure to obtain the necessary licenses or other rights could preclude the sale, manufacture or distribution of the Company's products and, therefore, could have a material adverse effect on the Company's business, financial condition and results of operations. The cost of responding to any such claim may be material, whether or not the assertion of such claim is valid. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or independent development by others of similar technology. In addition, the laws of some jurisdictions do not protect the Company's proprietary rights to the same extent as the laws of the U.S. There can be no assurance that these protections will be adequate.

        Risks Associated with Acquisition Strategy. The Company's strategy includes the acquisition of businesses and technologies that complement or augment the Company's existing product lines. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. Any acquisitions completed by the Company may be made at substantial premiums over the fair value of the net assets of the acquired companies. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired businesses. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders.

                                       35PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                           Forward-looking Statements

        Difficulties in Managing Rapid Growth. Due to the level of technical and marketing expertise necessary to support its existing and new customers, the Company must attract and retain highly qualified and well-trained personnel. There are a limited number of persons with the requisite skills to serve in these positions, and it may become increasingly difficult for the Company to hire such personnel. Further rapid expansion may also significantly strain the Company's administrative, operational and financial personnel, management information systems, manufacturing operations, and other resources. There can be no assurance that the Company's systems, procedures, and controls will be adequate to support the Company's operations. Failure to manage growth properly could have a material adverse effect on the Company's business, financial condition, and results of operations.

        Potential Fluctuations in Quarterly Performance. Significant annual and quarterly fluctuations in the Company's results of operations may be caused by, among other factors, the overall demand for, and market acceptance of, the Company's products; the timing of regulatory approvals for certain of the Company's products; government initiatives to promote the use of explosives detection systems such as those manufactured and sold by the Company; the timing of the announcement, introduction and delivery of new products and product enhancements by the Company and its competitors; variations in the Company's product mix and component costs; timing of customer orders; adjustments of delivery schedules to accommodate customer's programs; the availability of components from suppliers; the timing and level of expenditures in anticipation of future sales; the mix of products sold by the Company; and pricing and other competitive conditions. Because certain of the Company's products require significant capital expenditures and other commitments by its customers, the Company has experienced extended sales cycles. Delays in anticipated purchase orders could have a material adverse effect on the Company's business, financial condition and results of operations. Customers may also cancel or reschedule shipments, and product difficulties could delay shipments. Because the Company's operating expenses are based on anticipated revenue levels and a high percentage of the Company's expenses are fixed for the short term, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter. There can be no assurance that any of these factors will not have a material adverse impact on the Company's business and results of operations.

        Potential Impact of Year 2000 on Processing of Date-sensitive Information. The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could

                                       36PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                           Forward-looking Statements

    result in a material adverse effect on the Company's future results of operations.
      The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.
















                                       37PAGE

    Thermedics Detection Inc.                       1997 Financial Statements

                         Selected Financial Information

    (In thousands except
    per share amounts)          1997(a)   1996(b)   1995      1994      1993
    ------------------------------------------------------------------------
    Statement of Income Data:
    Revenues                 $51,320   $43,750   $27,954   $50,343   $42,031
    Gross profit              26,789    21,247    12,718    25,437    18,272
    Net income                 6,070       362     1,508     6,380     5,803
    Basic and diluted
      earnings per share         .48       .04       .15       .63       .58

    Balance Sheet Data:
    Working capital          $37,219   $23,358   $11,273   $ 6,116   $   447
    Total assets              86,695    53,483    20,322    17,793    25,544
    Long-term
      obligation                   -    21,200         -         -         -
    Shareholders'
      investment              54,232    20,910    13,773     9,208     3,822

    ------------
    (a)Reflects the March 1997 initial public offering of the Company's common stock for net proceeds of $28.1 million.
    (b)Reflects the January 1996 acquisition of Moisture Systems and Rutter and the March and November 1996 private placements of the Company's common stock for aggregate net proceeds of $7.0 million.





                                       38PAGE

    Thermedics Detection Inc.                       1997 Financial Statements


    Common Stock Market Information
        The Company's common stock is traded on the American Stock Exchange under the symbol TDX. The following table sets forth the high and low sale prices of the Company's common stock since February 24, 1997, the date the Company's common stock began trading on that exchange, as reported in the consolidated transaction reporting system:

                                                               1997
                                                       -------------------
    Quarter                                                High        Low
    ----------------------------------------------------------------------
    First                                             $12 1/8     $10 7/8
    Second                                             12 7/8       9 3/4
    Third                                              12 3/8       9 3/16
    Fourth                                             11 11/16     8 3/4

        As of January 30, 1998, the Company had 325 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 30, 1998, was $8 5/8 per share.

    Shareholder Services
        Shareholders of Thermedics Detection Inc. who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermedics Detection Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material will be available through the Internet from Thermo Electron's Internet site (http://www.thermo.com/subsid/tdx1.html).

    Stock Transfer Agent
        American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquiries to:

        American Stock Transfer & Trust Company
        Shareholder Services Department
        40 Wall Street, 46th Floor
        New York, New York 10005
        (718) 921-8200

    Dividend Policy
        The Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Company's Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.

                                       39PAGE

    Thermedics Detection Inc.                       1997 Financial Statements


    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the fiscal year ended January 3, 1998, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermedics Detection Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Monday, June 1, 1998, at 1:30 p.m. at the Hyatt Regency Hotel, Scottsdale, Arizona.










