Form 10-K, Exhibit 13
period 1999-01-02
THERMEDICS DETECTION INC
filed 1999-03-16
CIK 1012555

Exhibit 13

















                            Thermedics Detection Inc.

                        Consolidated Financial Statements

                                      1998



Thermedics Detection Inc.                                                       1998 Financial Statements

                        Consolidated Statement of Income

(In thousands except per share amounts)                                        1998       1997         1996
------------------------------------------------------------------------- ----------- ---------- ----------

Revenues (Notes 6 and 8):
  Product revenues                                                         $ 74,754    $89,264    $  80,557
  Service revenues                                                           16,821     15,110       14,047
                                                                           --------    -------    ---------

                                                                             91,575    104,374       94,604
                                                                           --------    -------    ---------

Costs and Operating Expenses:
  Cost of product revenues (Note 6)                                          30,610     38,694       37,857
  Cost of service revenues                                                   11,641      7,701        7,753
  Selling, general, and administrative expenses (Note 6)                     26,744     28,515       31,198
  Research and development expenses                                           9,645      9,643        8,100
                                                                           --------    -------    ---------

                                                                             78,640     84,553       84,908
                                                                           --------    -------    ---------

Operating Income                                                             12,935     19,821        9,696
Interest Income                                                               1,536      2,072          229
Interest Expense, Related Party (Note 2)                                       (303)    (1,239)      (1,119)
Other Income (Expense), Net                                                      (1)        23           12
                                                                           --------    -------    ---------

Income Before Provision for Income Taxes                                     14,167     20,677        8,818
Provision for Income Taxes (Note 4)                                           5,496      8,171        3,519
                                                                           --------    -------    ---------

Net Income                                                                 $  8,671    $12,506    $   5,299
                                                                           ========    =======    =========

Basic and Diluted Earnings per Share (Note 9)                              $    .45    $   .67    $     .33
                                                                           ========    =======    =========

Weighted Average Shares (Note 9)
  Basic                                                                      19,317     18,721       16,236
                                                                           ========    =======    =========

  Diluted                                                                    19,321     18,732       16,253
                                                                           ========    =======    =========

















The accompanying notes are an integral part of these consolidated financial statements.


Thermedics Detection Inc.                                                       1998 Financial Statements

                           Consolidated Balance Sheet
(In thousands except share amounts)                                                         1998      1997
-------------------------------------------------------------------------------------- ---------- --------

Assets
Current Assets:
  Cash and cash equivalents (includes $24,682 and $40,043 under repurchase             $  32,906  $ 46,352
    agreement with affiliated company)
  Accounts receivable, less allowances of $1,149 and $1,127                               15,949    18,223
  Unbilled contract costs and fees                                                         1,705       836
  Inventories                                                                             17,167    16,819
  Prepaid income taxes (Note 4)                                                            2,884     3,595
  Prepaid expenses                                                                         1,496     1,439
                                                                                       ---------  --------

                                                                                          72,107    87,264
                                                                                       ---------  --------

Property, Plant, and Equipment, Net                                                        4,938     4,011
                                                                                       ---------  --------

Other Assets                                                                                 804     1,198
                                                                                       ---------  --------

Cost in Excess of Net Assets of Acquired Companies (Note 2)                               54,657    55,792
                                                                                       ---------  --------

                                                                                       $ 132,506  $148,265
                                                                                       =========  ========

Liabilities and Shareholders' Investment
Current Liabilities:
  Promissory note to parent company (Note 2)                                           $       -  $ 21,200
  Accounts payable                                                                         3,719     3,868
  Accrued payroll and employee benefits                                                    3,412     3,852
  Accrued income taxes                                                                         -     2,331
  Deferred revenue                                                                           972     1,689
  Accrued installation and warranty expenses                                               1,075     1,154
  Other accrued expenses                                                                   4,972     5,410
  Due to parent company and affiliated companies                                             336     1,415
                                                                                       ---------  --------

                                                                                          14,486    40,919
                                                                                       ---------  --------

Long-term Obligation                                                                         127         -
                                                                                       ---------  --------

Commitments (Note 5)

Shareholders' Investment (Notes 2, 3, and 7):
  Common stock, $.10 par value, 50,000,000 shares authorized; 19,316,684                   1,932     1,932
    pro forma shares issued and outstanding
  Capital in excess of par value                                                          95,022    93,755
  Retained earnings                                                                       21,877    13,206
  Accumulated other comprehensive items                                                     (938)   (1,547)
                                                                                       ---------  --------

                                                                                         117,893   107,346
                                                                                       ---------  --------
                                                                                       $ 132,506  $148,265
                                                                                       =========  ========

The accompanying notes are an integral part of these consolidated financial statements.


Thermedics Detection Inc.                                                       1998 Financial Statements

                      Consolidated Statement of Cash Flows
(In thousands)                                                                  1998      1997         1996
------------------------------------------------------------------------- ----------- ---------- ----------

Operating Activities
  Net income                                                                $  8,671   $12,506     $  5,299
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                            3,327     3,287        4,366
      Provision for losses on accounts receivable                                301       201          642
      Other noncash expense                                                    1,297       376        1,906
      Deferred income tax expense                                              1,084     1,148        1,020
      Changes in current accounts, excluding the effects of acquisitions:
        Accounts receivable                                                    1,875    (1,134)      (2,570)
        Unbilled contract costs and fees                                        (834)     (549)         845
        Inventories                                                           (1,445)   (3,298)       2,283
        Other current assets                                                    (112)      (52)        (741)
        Accounts payable                                                        (134)     (884)        (552)
        Due to parent company and affiliated companies                        (1,140)    1,103         (211)
        Other current liabilities                                             (4,199)      990        1,816
                                                                            --------    ------     --------

         Net cash provided by operating activities                             8,691    13,694       14,103
                                                                            --------    ------     --------

Investing Activities
  Acquisitions (Note 2)                                                            -         -      (21,668)
  Acquisition of product line (Note 2)                                             -         -         (300)
  Purchases of property, plant, and equipment                                 (2,774)   (1,832)      (2,608)
  Proceeds from sale of property, plant, and equipment                           196        28          113
  Other                                                                            -        82            -
                                                                            --------    ------     --------

         Net cash used in investing activities                                (2,578)   (1,722)     (24,463)
                                                                            --------    ------     --------

Financing Activities
  Net proceeds from issuance of Company common stock (Note 7)                      -    28,078        6,964
  Proceeds from issuance of promissory note to parent company                      -         -       21,200
   (Note 2)
  Payment of promissory note to parent company                               (21,200)        -            -
  Additional capital contributions and transfers to parent                                   -          120
   company, net
  Orion transfers (to) from Thermedics                                         1,026    (7,845)      (5,924)
  Other                                                                          127       (61)        (174)
                                                                            --------    ------     --------

         Net cash provided by (used in) financing activities                $(20,047)  $20,172     $ 22,186
                                                                            --------   -------     --------

Thermedics Detection Inc.                                                       1998 Financial Statements

                Consolidated Statement of Cash Flows (continued)
(In thousands)                                                                  1998      1997         1996
------------------------------------------------------------------------- ----------- ---------- ----------

Exchange Rate Effect on Cash                                                $    488    $  (56)    $      1
                                                                            --------    ------     --------

Increase (Decrease) in Cash and Cash Equivalents                             (13,446)   32,088       11,827
Cash and Cash Equivalents at Beginning of Year                                46,352    14,264        2,437
                                                                            --------    ------     --------

Cash and Cash Equivalents at End of Year                                    $ 32,906   $46,352     $ 14,264
                                                                            ========   =======     ========

Cash Paid For
  Interest                                                                  $    305    $  609     $    596
  Income taxes                                                              $  5,474    $2,909     $  1,280

Noncash Activities (Note 2)
  Fair value of assets of acquired companies                                $      -    $    -     $ 24,328
  Cash paid for acquired companies                                                 -         -      (21,668)
                                                                            --------    ------     --------

    Liabilities assumed of acquired companies                               $      -    $    -     $  2,660
                                                                            ========    ======     ========































The accompanying notes are an integral part of these consolidated financial statements.

Thermedics Detection Inc.                                                       1998 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment
(In thousands)                                                                 1998       1997         1996
------------------------------------------------------------------------- ----------- ---------- ----------

Comprehensive Income
Net Income                                                                 $  8,671   $ 12,506   $    5,299
                                                                           --------   --------   ----------

Other Comprehensive Items:
  Foreign currency translation adjustment                                       609     (1,158)        (220)
                                                                           --------    -------    ---------

                                                                           $  9,280    $11,348    $   5,079
                                                                           ========    =======    =========

Shareholders' Investment
Common Stock, $.10 Par Value:
  Balance at beginning of year                                             $  1,932    $ 1,664    $   1,596
  Net proceeds from issuance of Company common stock (Note 7)                     -        268           68
                                                                           --------    -------    ---------

  Balance at end of year                                                      1,932      1,932        1,664
                                                                           --------    -------    ---------

Capital in Excess of Par Value:
  Balance at beginning of year                                               93,755     67,043       60,349
  Issuance of stock under employees' and directors' stock plans                   -          6            -
   (Note 3)
  Tax benefit related to employees' and directors' stock plans                  241        305            -
  Net proceeds from issuance of Company common stock (Note 7)                     -     27,810        6,896
  Additional capital contributions                                                -          -          120
  Orion transfers (to) from parent company                                    1,026     (1,409)        (322)
                                                                           --------    -------    ---------

  Balance at end of year                                                     95,022     93,755       67,043
                                                                           --------    -------    ---------

Retained Earnings:
  Balance at beginning of year                                               13,206      7,136        7,439
  Net income                                                                  8,671     12,506        5,299
  Orion transfers to parent company                                               -     (6,436)      (5,602)
                                                                           --------    -------    ---------

  Balance at end of year                                                     21,877     13,206        7,136
                                                                           --------    -------    ---------

Accumulated Other Comprehensive Items:
  Balance at beginning of year                                               (1,547)      (389)        (169)
  Other comprehensive items, net                                                609     (1,158)        (220)
                                                                           --------    -------    ---------

  Balance at end of year                                                       (938)    (1,547)        (389)
                                                                           --------    -------    ---------

                                                                           $117,893    $107,346   $  75,454
                                                                           ========    ========   =========







The accompanying notes are an integral part of these consolidated financial statements.

Thermedics Detection Inc.                                                       1998 Financial Statements

                   Notes to Consolidated Financial Statements
1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      Thermedics Detection Inc. (the Company) is comprised of businesses that operate in two segments: Detection Instruments and Laboratory Products. The
Company's Detection Instruments segment develops, manufactures, and markets high-speed detection and measurement systems that ensure the quality of a wide variety of in-process and finished products. The Detection Instruments segment also develops, manufactures, and markets security instruments for search, screening, and forensic applications under the direction of police, border police, transportation authorities, and carriers. The Company's Laboratory
Products segment develops, manufactures, and markets electrochemistry systems that laboratories use to determine the quality of a broad range of substances by measuring their pH, specific ion concentration, dissolved oxygen, and conductivity.

Relationship with Thermedics Inc. and Thermo Electron Corporation
      The Company operated as a division of Thermedics Inc. until its incorporation as a Massachusetts corporation in December 1990. In connection with the Company's incorporation, Thermedics transferred to the Company its TEA
Analyzer and certain other trace detection technologies in exchange for 10,000,000 shares of the Company's common stock. As of January 2, 1999, Thermedics owned 16,185,945 shares of the Company's pro forma outstanding common stock, representing 84% of such pro forma stock outstanding (as adjusted to reflect 5,961,225 shares of the Company's common stock issuable to Thermedics for the acquisition of Orion Research, Inc., Note 2). As of January 2, 1999,
Thermedics is a 74%-owned subsidiary of Thermo Electron Corporation. As of
January 2, 1999, Thermo Electron owned 882,450 shares of the Company's common stock, representing 5% of such pro forma stock outstanding.
      During 1998, Thermo Electron announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. As part of this reorganization, Thermo Electron announced that the Company may be taken private and become a wholly owned subsidiary of Thermo Electron (Note 10).

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1998, 1997, and 1996 are for the fiscal years ended January 2, 1999, January 3, 1998, and December 28, 1996, respectively. Fiscal 1998 and 1996 each included 52 weeks; fiscal 1997 included 53 weeks.

Revenue Recognition
      The Company recognizes product revenues upon shipment of its products. The
Company provides a reserve for its estimate of warranty costs at the time of shipment. The Company recognizes service revenues over the term of the contract.
Deferred revenue in the accompanying balance sheet consists of unearned revenue on service contracts which is recognized over the life of the service contract.
Revenues and profits on long-term contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method, including revenues from long-term research and development contracts, were $2,846,000, $1,376,000, and $1,758,000 in 1998,
1997, and 1996, respectively. The percentage of completion is determined by relating the actual costs incurred to date to management's estimate of total costs to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. Contracts generally provide for the billing of customers on a cost-plus-fixed-fee basis as costs are incurred. Revenues earned on contracts in process in excess of billings are classified as unbilled contract costs and fees in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions.

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25,
"Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 3). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

Income Taxes
      In the periods prior to its initial public offering, the Company was included in Thermedics' consolidated federal and certain state income tax returns. Subsequent to the Company's initial public offering in March 1997, Thermedics' equity ownership of the Company fell below 80% and the Company filed its own tax returns. Subsequently, in 1998, Thermedics' ownership percentage has again exceeded 80% and, therefore, the Company intends to request permission from the Internal Revenue Service (IRS) to be included in Thermedics' consolidated federal tax return. Assuming the IRS grants the Company's request, the Company will again be included in Thermedics' consolidated federal tax return, effective as of the date Thermedics' ownership percentage exceeded 80%.
The tax allocation agreement between the Company and Thermedics provides that, in years that the Company has taxable income, the Company will pay to Thermedics amounts comparable to the taxes the Company would have paid if it had filed separate tax returns.
      In accordance with Statement of Financial Accounting Standards (SFAS) No.
109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

Earnings per Share
      Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share have been computed assuming the exercise of stock options, as well as their related income tax effect.

Cash and Cash Equivalents
      At year-end 1998 and 1997, $24,682,000 and $40,043,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The Company's repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. At year-end 1998 and 1997, the Company's cash equivalents also included investments in commercial paper and short-term certificates of deposit of the Company's foreign operations, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

Inventories
      Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead.
The components of inventories are:

(In thousands)                                                                              1998      1997
---------------------------------------------------------------------------------------- -------- ---------

Raw Material and Supplies                                                                $ 9,763  $  9,698
Work in Process                                                                            1,362     1,599
Finished Goods                                                                             6,042     5,522
                                                                                         -------  --------

                                                                                         $17,167  $ 16,819
                                                                                         =======  ========

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 25 years; machinery and equipment, two to ten years; and leasehold improvements, the lesser of the term of the lease or the life of the asset. Property, plant, and equipment consists of:

(In thousands)                                                                              1998      1997
---------------------------------------------------------------------------------------- -------- ---------

Land and Buildings                                                                       $   253  $    250
Machinery, Equipment, and Leasehold Improvements                                          12,252    10,447
                                                                                         -------  --------

                                                                                          12,505    10,697
Less:  Accumulated Depreciation and Amortization                                           7,567     6,686
                                                                                         -------  --------

                                                                                         $ 4,938  $  4,011
                                                                                         =======  ========

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $4,156,000 and $3,021,000 at year-end 1998 and 1997, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

Foreign Currency
      All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign
Currency Translation." Resulting translation adjustments are reflected in the "Accumulated Other Comprehensive Items" component of shareholders' investment.
Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

Comprehensive Income
      During the first quarter of 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "other comprehensive items, net" which represents foreign currency translation adjustments, reported as a component of shareholders' investment in the accompanying balance sheet. At year-end 1998 and 1997, the balance of accumulated other comprehensive items represents the Company's cumulative translation adjustment.

Fair Value of Financial Instruments
      The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, due to parent company and affiliated companies, and promissory note to parent company. Their respective carrying amounts in the accompanying balance sheet approximate fair value due to their short-term nature, except for, in 1997, the promissory note to parent company. The carrying amount of the promissory note to parent company approximated fair value due to its variable interest rate.

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

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

Presentation
      Certain amounts in 1997 and 1996 have been reclassified to conform to the presentation in the 1998 financial statements.

2.    Acquisitions

      On April 14, 1998, the Company announced its intention to acquire Orion
Research, a wholly owned subsidiary of Thermedics, in a merger in which 5,961,225 shares of the Company's common stock would be issued in exchange for all of the outstanding shares of Orion Research. On May 6, 1998, the transaction was completed, subject to shareholder approval of the issuance of the shares of Company common stock to Thermedics in the merger. In January 1999, the Company's shareholders approved the issuance of the shares to Thermedics. Orion Research manufactures electrochemistry products that determine the quality of a wide variety of substances by measuring components, such as pH, specific ion content, dissolved oxygen, and conductivity. These products are used in the environmental, biomedical research, food, chemical, pharmaceutical, and many other industries.
      Because the Company and Orion Research were deemed for accounting purposes to be under control of their common majority owner, Thermedics, the transaction has been accounted for at historical cost in a manner similar to a pooling of interests. Accordingly, all historical financial information presented has been restated to include the acquisition of Orion Research. On January 11, 1999, the shareholders approved the issuance of the 5,961,225 shares of the Company's common stock and the shares will be issued to Thermedics immediately after the listing on the American Stock Exchange of such shares. The shares have been treated as outstanding for all periods presented for purposes of computing earnings per share. Revenues and net income as previously reported for the separate entities prior to the acquisition and as restated for the combined
Company are:

(In thousands)                                                                              1997      1996
-------------------------------------------------------------------------------------- ---------- ---------

Revenues:
  Historical                                                                           $  51,320  $ 43,750
  Orion Research                                                                          53,054    50,854
                                                                                       ---------  --------

                                                                                       $ 104,374  $ 94,604
                                                                                       =========  ========

Net Income:
  Historical                                                                           $   6,070  $    362
  Orion Research                                                                           6,436     4,937
                                                                                       ---------  --------

                                                                                       $  12,506  $  5,299
                                                                                       =========  ========

      On January 25, 1996, the Company acquired the assets of Moisture Systems Corporation and certain affiliated companies (collectively, Moisture Systems), and the stock of Rutter & Co. B.V. (Rutter) for a total purchase price of $21,668,000 in cash, which included the repayment of $700,000 of debt. Moisture Systems and Rutter design, manufacture, and sell instruments that use near-infrared spectroscopy to measure moisture and other product constituents, in a variety of manufacturing processes, including fats, proteins, oils, flavorings, solvents, adhesives, and coatings. These systems are used in the food, pharmaceutical, chemical, pulp and paper, and other industries. To finance these acquisitions, the Company borrowed $21,200,000 from Thermedics pursuant to a promissory note bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. As of January 3, 1998, the interest rate on the promissory note was 5.76%. The note was repaid at its maturity in March 1998. In December 1996, the Company acquired certain moisture measurement product lines for approximately $300,000 in cash. In addition, the Company has agreed to pay a licensing fee on sales of these products through December 2000.
      These acquisitions, other than Orion Research, have been accounted for using the purchase method of accounting and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of all of these acquisitions exceeded the estimated fair value of the acquired net assets by $62,114,000, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired.
      In connection with these acquisitions, the Company has undertaken restructuring activities at the acquired businesses. The Company's restructuring activities, which were accounted for in accordance with Emerging Issues Task Force Pronouncement (EITF) 95-3, primarily have included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of the acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF 95-3, the Company finalized its restructuring plans no later than one year from the respective dates of the acquisitions. A summary of the changes in accrued acquisition expenses is:

                                                                               Abandonment
                                                                                 of Excess
(In thousands)                                                    Severance     Facilities         Total
------------------------------------------------------------- -------------- -------------- -------------

Balance at December 30, 1995                                       $    691       $      -       $   691
  Reserves established                                                  401            144           545
  Usage                                                                (584)           (36)         (620)
  Decrease due to finalization of restructuring plan,                     -            (36)          (36)
    recorded as a decrease to cost in excess of net
    assets of acquired companies                                   --------       --------       -------


Balance at December 28, 1996                                            508             72           580
  Usage                                                                (404)           (72)         (476)
  Decrease due to finalization of restructuring plan,                  (104)             -          (104)
    recorded as a decrease to cost in excess of net
    assets of acquired companies                                   --------       --------       -------

Balance at January 3, 1998 and January 2, 1999                     $      -       $      -       $     -
                                                                   ========       ========       =======


      The following table presents selected financial information for the Company, Moisture Systems, and Rutter on a pro forma basis, assuming the companies had been combined since the beginning of 1996.

(In thousands except per share amounts)                                                               1996
---------------------------------------------------------------------------------------- -------- ---------

Revenues                                                                                          $ 96,151
Net Income                                                                                           5,457
Basic and Diluted Earnings per Share                                                                   .34

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions of Moisture Systems and Rutter been made at the beginning of 1996.

3.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plan
      The Company has stock-based compensation plans for its key employees, directors, and others, which permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under this plan are determined by the Board Committee. As of year-end 1998, only nonqualified stock options have been granted by the Board Committee under these plans. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period, depending on the term of the option, which generally ranges from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's common stock on the date of grant. To date, all options have been granted at fair market value.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 256,000 shares at a weighted average exercise price of $10.85 per share elected to participate in this exchange and, as a result, received options to purchase 128,000 shares of Company common stock at $7.88 per share, which are included in the 1998 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.


      A summary of the Company's stock option activity is:

                                                       1998                1997                 1996
                                               -------------------  ------------------  ------------
                                                          Weighted            Weighted            Weighted
                                                           Average             Average             Average
                                                          Exercise            Exercise            Exercise
                                                             Price               Price               Price
                                                 Number              Number               Number
                                                     of                  of                   of
(Shares in thousands)                            Shares              Shares               Shares
---------------------------------------------- --------- ---------- -------- ---------- --------- ---------

Options Outstanding, Beginning of Year              656     $10.74      218     $10.41        25     $9.75
  Granted                                           830       9.17      550      10.94       207     10.45
  Exercised                                           -          -       (1)      9.75         -         -
  Forfeited                                         (93)     10.38     (111)     11.09       (14)     9.79
  Canceled due to exchange                         (256)     10.85        -          -         -         -
                                                  -----               -----                -----

Options Outstanding, End of Year                  1,137     $ 9.59      656     $10.74       218     $10.41
                                                  =====     ======    =====     ======     =====     ======

Options Exercisable                               1,137     $ 9.59      656     $10.74         -     $   -
                                                  =====     ======    =====     ======     =====     =====

Options Available for Grant                         296                 177                  116
                                                  =====               =====                =====

      A summary of the status of the Company's stock options at January 2, 1999, is:

                                                              Options Outstanding and Exercisable
                                                     ------------------------------------------------------
Range of Exercise Prices                                   Number             Weighted            Weighted
                                                               of              Average             Average
                                                           Shares            Remaining            Exercise
                                                   (In thousands)     Contractual Life               Price
---------------------------------------------- ------------------- -------------------- -------------------

$  7.56 - $  8.79                                             469          5.5 years              $ 7.77
   8.80 -   10.01                                             228          6.1 years                9.78
  10.02 -   11.24                                             239          6.8 years               10.95
  11.25 -   12.46                                             201          7.8 years               12.01
                                                             ----

$  7.56 - $ 12.46                                           1,137          6.3 years              $ 9.59
                                                            =====

Employee Stock Purchase Program
      Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by Thermedics and Thermo Electron. Prior to the 1998 program year, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased were subject to a six-month resale restriction. Effective November 1, 1998, the applicable shares of common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the period, and the shares purchased are subject to a one year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

Pro Forma Stock-based Compensation Plans Expense
      In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB 25 in accounting for its stock-based compensation plans. Had compensation cost for awards granted after 1994 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been:

(In thousands except per share amounts)                                             1998     1997      1996
------------------------------------------------------------------------------- --------- -------- ---------

Net Income:
  As reported                                                                   $  8,671  $12,506  $  5,299
  Pro forma                                                                        7,722   11,794     4,908
Basic and Diluted Earnings per Share:
  As reported                                                                        .45      .67       .33
  Pro forma                                                                          .40      .63       .30

      Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $2.96, $4.44, and $3.76 in 1998, 1997, and 1996, respectively. The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                 1998       1997       1996
--------------------------------------------------------------------------- ---------- ---------- ----------

Volatility                                                                        29%        28%          -
Risk-free Interest Rate                                                          4.9%       6.1%       6.4%
Expected Life of Options                                                    4.3 years  5.9 years  7.0 years

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

401(k) Savings Plan
      Substantially all of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For this plan, the Company contributed and charged to expense $302,000, $611,000, and $619,000 in 1998, 1997, and 1996, respectively.

4.    Income Taxes

      The components of income before provision for income taxes are:

(In thousands)                                                                1998        1997        1996
----------------------------------------------------------------------- ----------- ----------- -----------

Domestic                                                                   $ 8,166     $15,051     $ 3,357
Foreign                                                                      6,001       5,626       5,461
                                                                           -------     -------     -------

                                                                           $14,167     $20,677     $ 8,818
                                                                           =======     =======     =======

      The components of the provision for income taxes are:

(In thousands)                                                                1998        1997        1996
----------------------------------------------------------------------- ----------- ----------- -----------

Currently Payable:
  Federal                                                                  $ 2,037     $ 4,280     $   465
  State                                                                        569       1,231         578
  Foreign                                                                    1,806       1,512       1,456
                                                                           -------     -------     -------

                                                                             4,412       7,023       2,499
                                                                           -------     -------     -------

Net Deferred (Prepaid):
  Federal                                                                    1,005         903         996
  State                                                                        143         129        (180)
  Foreign                                                                      (64)        116         204
                                                                           -------     -------     -------

                                                                             1,084       1,148       1,020
                                                                           -------     -------     -------

                                                                           $ 5,496     $ 8,171     $ 3,519
                                                                           =======     =======     =======

      The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $241,000 and $305,000 of such benefits that have been allocated to capital in excess of par value in 1998 and 1997, respectively.
      The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before provision for income taxes due to:

(In thousands)                                                                1998        1997        1996
----------------------------------------------------------------------- ----------- ----------- -----------

Provision for Income Taxes at Statutory Rate                               $ 4,817     $ 7,030     $ 2,998
Increases (Decreases) Resulting From:
  State income taxes, net of federal tax                                       470         891         258
  Amortization of cost in excess of net assets of acquired                     366         432         424
companies
  Foreign tax rate and tax law differential                                   (298)       (321)       (229)
  Tax benefit of foreign sales corporations                                   (120)       (289)       (141)
  Other, net                                                                   261         428         209
                                                                           -------     -------     -------

                                                                           $ 5,496     $ 8,171     $ 3,519
                                                                           =======     =======     =======

4.    Income Taxes (continued)

      Prepaid (deferred) income taxes in the accompanying balance sheet consist of:

(In thousands)                                                                            1998        1997
----------------------------------------------------------------------------------- ----------- -----------

Prepaid (Deferred) Income Taxes:
  Reserves and other accruals                                                           $1,233      $1,934
  Inventory basis difference                                                             1,125       1,283
  Long-term assets                                                                           -         188
  Accrued compensation                                                                     310          56
  Depreciation and amortization                                                            494         364
  Tax loss and credit carryforwards                                                          -         884
  Other, net                                                                               216        (247)
                                                                                        ------      ------

                                                                                        $3,378      $4,462
                                                                                        ======      ======

      A provision has not been made for U.S. or additional foreign taxes on $6,495,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas.

5.    Commitments

      The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $2,376,000, $1,984,000, and $2,727,000 in 1998, 1997, and 1996, respectively, net of third-party sublease income of $307,000 in 1998 and $181,000 in 1997. Total future minimum payments due under noncancelable operating leases at January 2, 1999, are $927,000 in 1999; $718,000 in 2000; $684,000 in 2001; $658,000 in 2002; $645,000 in 2003;
and $1,771,000 in 2004 and thereafter. Total future minimum lease payments are $5,403,000 and have not been reduced by minimum sublease rental income of $976,000 due through 2004 under noncancelable operating subleases. See Note 6 for office and manufacturing space leased from a related party.

6.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In calendar 1997 and 1996, the Company paid an amount equal to 1.0% of the Company's revenues. The fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron
Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). In addition, the Company uses contract administration services of a majority-owned subsidiary of Thermo Electron and is charged based on actual usage. For these services, as well as the administrative services provided by Thermo Electron, the Company was charged $733,000, $1,044,000, and $947,000 in 1998, 1997, and 1996, respectively. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

6.    Related-party Transactions (continued)

Research and Development Agreement
      Pursuant to a subcontract entered into in October 1993, which expired in December 1998 and was extended to February 28, 1999, the Company performs research and development services for Thermo Coleman Corporation, which is the prime contractor under a contract with the U.S. Department of Energy. Thermo
Coleman is a majority-owned private subsidiary of Thermo Electron. Thermo
Coleman paid the Company $2,000, $533,000, and $619,000 for services rendered in 1998, 1997, and 1996, respectively.
      The Company purchases an X-ray source that is used as a component in its InScan systems from Trex Medical Corporation, a publicly traded, majority-owned subsidiary of ThermoTrex Corporation, which is itself a publicly traded, majority-owned subsidiary of Thermo Electron. The Company paid Trex Medical
$406,000 and $285,000 for these products in 1998 and 1997, respectively.
      The Company entered into a funded research and development arrangement with ThermoLase Corporation, a publicly traded, majority-owned subsidiary of ThermoTrex, in December 1997 to develop a cryogenic cooling device for ThermoLase. ThermoLase agreed to purchase five prototype devices for an aggregate purchase price of $303,000. The Company shipped these devices in the third quarter of 1998.

Distribution Agreement
      Pursuant to an international distributorship agreement, the Company appointed Arabian Business Machines Co. (ABM) as its exclusive distributor of the Company's security instruments in certain Middle Eastern countries. ABM is a member of The Olayan Group. Ms. Hutham S. Olayan, a director of Thermo Electron, is the president and a director of Olayan America Corporation, another member of The Olayan Group, which is indirectly controlled by Suliman S. Olayan, Ms.
Olayan's father. Revenues recorded under this agreement totaled $248,000, $480,000, and $652,000 in 1998, 1997, and 1996, respectively.

Other Related-party Transactions
      The Company purchases and sells products in the ordinary course of business with other companies affiliated with Thermo Electron. Sales of products to such affiliated companies totaled $77,000, $147,000, and $114,000 in 1998, 1997, and 1996, respectively.

Sublease Agreement
      The Company has subleased approximately 12,000 square feet of space in its Chelmsford, Massachusetts, facility to Thermo Cardiosystems Inc., a majority-owned publicly traded subsidiary of Thermedics, under a sublease agreement expiring in December 1999. Under this sublease, Thermo Cardiosystems paid the Company base rent of $50,000 and $40,000 in 1998 and 1997, respectively, together with amounts equal to approximately $44,000 and $33,000, representing Thermo Cardiosystems' pro rata allocations of the facility's aggregate operating costs, real estate taxes, and utilities for these periods.

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

7.    Common Stock (continued)

Reserved Shares
      At January 2, 1999, the Company had reserved 1,508,000 unissued shares of its common stock for possible issuance under the stock-based compensation plans.

8.    Significant Customers, Business Segments, and Geographical Information

      Sales to two customers each accounted for 10% of the Company's total revenues in 1998. Sales to another customer accounted for 13% and 11% of the Company's total revenues in 1997 and 1996, respectively.
      The Company organizes and manages its business by principal product type.
The Company's principal businesses operate in two segments: Detection
Instruments and Laboratory Products. In classifying operational entities into a particular segment, the Company aggregated businesses with similar economic characteristics, products and services, production processes, customers, and methods of distribution.
      The Company's Detection Instruments segment develops, manufactures, and markets high-speed detection and measurement systems that ensure the quality of a wide variety of in-process and finished products. The Detection Instruments segment also develops, manufactures, and markets security instruments for search, screening, and forensic applications under the direction of police, border police, transportation authorities, and carriers. The Company's
Laboratory Products segment develops, manufactures, and markets electrochemistry systems that laboratories use to determine the quality of a broad range of substances by measuring their pH, specific ion content, dissolved oxygen, and conductivity.
      Within the Detection Instruments segment, the Company derived revenues of $11,065,000, $19,198,000, and $14,917,000 in 1998, 1997, and 1996, respectively, from ALEXUS(R) systems and $12,245,000, $15,387,000, and $17,950,000 in 1998,
1997, and 1996, respectively, from near-infrared analyzers. In addition, this segment derived revenues of $8,258,000, $10,337,000, and $7,149,000 in 1998,
1997, and 1996, respectively, from its EGIS(R) security systems.

(In thousands)                                                                  1998       1997        1996
------------------------------------------------------------------------- ----------- ---------- ----------

Business Segment Information

Revenues:
  Detection Instruments                                                    $  40,273   $ 51,320   $  43,750
  Laboratory Products                                                         51,302     53,054      50,854
                                                                           ---------   --------   ---------

                                                                           $  91,575   $104,374   $  94,604
                                                                           =========   ========   =========

Income Before Provision for Income Taxes:
  Detection Instruments                                                    $   2,671   $  9,623   $   1,908
  Laboratory Products                                                         11,080     11,257       8,738
  Corporate (a)                                                                 (816)    (1,059)       (950)
                                                                           ---------   --------   ---------

  Total operating income                                                      12,935     19,821       9,696
  Interest and other income (expense), net                                     1,232        856        (878)
                                                                           ---------   --------   ---------

                                                                           $  14,167   $ 20,677   $   8,818
                                                                           =========   ========   =========

8.    Significant Customers, Business Segments, and Geographical Information (continued)

(In thousands)                                                                  1998      1997         1996
------------------------------------------------------------------------- ----------- ---------- ----------

Total Assets:
  Detection Instruments                                                   $   44,785   $44,987    $  45,370
  Laboratory Products                                                         60,036    61,570       62,575
  Corporate (b)                                                               27,685    41,708        8,113
                                                                           ---------   -------    ---------

                                                                           $ 132,506  $148,265    $ 116,058
                                                                           =========  ========    =========

Depreciation and Amortization:
  Detection Instruments                                                    $   1,402   $ 1,522    $   2,364
  Laboratory Products                                                          1,925     1,765        2,002
                                                                           ---------   -------    ---------

                                                                           $   3,327   $ 3,287    $   4,366
                                                                           =========   =======    =========

Capital Expenditures:
  Detection Instruments                                                    $   1,655   $   775    $     766
  Laboratory Products                                                          1,119     1,057        1,842
                                                                           ---------   -------    ---------

                                                                           $   2,774   $ 1,832    $   2,608
                                                                           =========   =======    =========

Geographical Information

Revenues (c):
  United States                                                            $  79,768   $93,251    $  81,447
  Other                                                                       17,957    18,016       18,551
  Transfers among geographical areas (d)                                      (6,150)   (6,893)      (5,394)
                                                                           ---------   -------    ---------

                                                                           $  91,575   $104,374   $  94,604
                                                                           =========   ========   =========

Long-lived Assets (e):
  United States                                                            $   4,483   $ 3,433    $   3,287
  Other                                                                          472       591          760
                                                                           ---------   -------    ---------

                                                                           $   4,955   $ 4,024    $   4,047
                                                                           =========   =======    =========

Export Revenues Included in United States Revenues Above (f)               $  31,637   $42,930    $  32,087
                                                                           =========   =======    =========

(a)  Primarily general and administrative expenses.
(b)  Primarily cash and cash equivalents and prepaid taxes.
(c)  Revenues are attributed to countries based on selling location.
(d) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
(e) Includes property, plant, and equipment, net and other long-term tangible assets.
(f)  In general, export revenues are denominated in U.S. dollars.

9.    Earnings per Share

      Basic and diluted earnings per share were calculated as follows:

(In thousands except per share amounts)                                           1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Basic
Net Income                                                                     $ 8,671  $ 12,506  $ 5,299
                                                                               -------  --------  -------

Weighted Average Shares                                                         13,356    12,760   10,275
Shares Issuable in Connection With the Acquisition of Orion                      5,961     5,961    5,961
    Research, Inc. (Note 2)                                                    -------  --------  -------

Pro Forma Weighted Average Shares, as Adjusted                                  19,317    18,721   16,236
                                                                               -------  --------  -------

Basic Earnings per Share                                                       $   .45  $    .67  $   .33
                                                                               =======  ========  =======

Diluted
Net Income                                                                     $ 8,671  $ 12,506  $ 5,299
                                                                               -------  --------  -------

Pro Forma Basic Weighted Average Shares                                         19,317    18,721   16,236
Effect of Stock Options                                                              4        11       17
                                                                               -------  --------  -------

Pro Forma Weighted Average Shares, as Adjusted                                  19,321    18,732   16,253
                                                                               -------  --------  -------

Diluted Earnings per Share                                                     $   .45  $    .67  $   .33
                                                                               =======  ========  =======

      The computation of diluted earnings per share for each period excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of January 2, 1999, there were 1,136,737 of such options outstanding, with exercise prices ranging from $7.56 to $12.46 per share.

10.   Proposed Reorganization

      During 1998, Thermo Electron announced a proposed reorganization, involving certain of Thermo Electron's subsidiaries, including the Company. As part of this reorganization, Thermo Electron announced that Thermedics' equity interest in the Company may be transferred to Thermo Electron in exchange for shares of Thermedics common stock. Subsequently, the Company would be taken private and become a wholly owned subsidiary of Thermo Electron. Shareholders of the Company would receive cash in exchange for their shares of the Company's common stock. The completion of these transactions is subject to numerous conditions, including the establishment of prices and exchange ratios;
confirmation of anticipated tax consequences; the approval of the Board of Directors of the Company, Thermedics, and Thermo Electron, including the independent directors of the Company and Thermedics; the negotiation and execution of definitive agreements; the receipt of fairness opinions from investment banking firms on certain financial aspects of the transactions; and clearance by the Securities and Exchange Commission of any necessary documents regarding the proposed transactions.

11.   Unaudited Quarterly Information

(In thousands except per share amounts)

1998                                                               First     Second       Third      Fourth
-------------------------------------------------------------- ---------- ----------  ----------  ----------

Revenues                                                         $23,707    $23,957     $23,569     $20,342
Gross Profit                                                      12,708     13,217      13,061      10,338
Net Income                                                         2,050      2,235       2,667       1,719
Basic and Diluted Earnings per Share                                 .11        .12         .14         .09

1997                                                               First     Second       Third      Fourth
-------------------------------------------------------------- ---------- ----------  ----------   ---------

Revenues                                                         $25,532    $25,639     $26,232     $26,971
Gross Profit                                                      14,027     14,342      14,590      15,020
Net Income                                                         2,242      3,025       3,526       3,713
Basic and Diluted Earnings per Share                                 .13        .16         .18         .19




                    Report of Independent Public Accountants
To the Shareholders and Board of Directors of Thermedics Detection Inc.:

      We have audited the accompanying consolidated balance sheet of Thermedics
Detection Inc. (a Massachusetts corporation and 84%-owned subsidiary of
Thermedics Inc.) and subsidiaries as of January 2, 1999, and January 3, 1998, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended January 2, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermedics
Detection Inc. and subsidiaries as of January 2, 1999, and January 3, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.



                                                            Arthur Andersen LLP



Boston, Massachusetts
February 11, 1999

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

Overview

      The Company is comprised of businesses that operate in two segments:
Detection Instruments and Laboratory Products. The Company's Detection
Instruments segment designs, manufactures, and markets ultratrace chemical detectors, X-ray imaging, near-infrared spectroscopy, high-speed gas chromatography, and other technologies for quality assurance of in-process or finished products, primarily in the food, beverage, pharmaceutical, forest products, chemical, and other consumer products industries. The Company's
ALEXUS(R) systems detect trace amounts of substances that would affect product quality in refillable beverage containers. The Company's InScan(R) systems use high-speed X-ray imaging to determine accurate fill volume, net volume, package integrity, and other quality measures for a variety of products in cans, bottles, boxes, and other containers. The Company's Flash-GC and EZ Flash systems are designed to help customers conduct chemical analyses substantially faster than if they used conventional gas chromatography equipment. In addition, the Company's near-infrared analyzers measure moisture and other product constituents, such as fats, proteins, oils, flavorings, solvents, adhesives, and coatings, in a broad range of products as they move along manufacturing lines.
      The Company's Detection Instruments segment also makes explosives-detection equipment that uses simultaneous trace particle- and vapor-detection techniques based on its proprietary chemiluminescence and high-speed gas chromatography technologies. Customers use these explosives-detection systems to detect plastic and other explosives at airports and border crossings, for other high-security screening applications, and for forensic and search applications. The Company's Detection Instruments segment also performs contract research and development services for government and industry customers and earns service revenues through long-term contracts.
      During 1997, the Detection Instruments segment had strong operating results due to large shipments to two customers discussed below in the results of operations. The absence of these large shipments in 1998, together with lower demand for certain other products, resulted in a significant decrease in this segment's operating income in 1998 (Note 8).
      The Company's Laboratory Products segment designs, manufactures, and markets, electrochemistry and other technologies for quality assurance and regulatory compliance, primarily in the environmental, food, beverage, chemical, pharmaceutical, and biomedical research industries. Through the Company's Orion
Research, Inc. subsidiary, the Laboratory Products segment is a worldwide leading manufacturer of electrochemistry products that determine the quality of various substances, from food and pharmaceuticals to water and wastewater, by measuring their pH, specific ion concentration, dissolved oxygen, and conductivity.

Results of Operations

1998 Compared With 1997
      Revenues decreased to $91.6 million in 1998 from $104.4 million in 1997, primarily due to a decrease in revenues in the Detection Instruments segment.
Revenues in the Detection Instruments segment decreased to $40.3 million in 1998 from $51.3 million in 1997, due to a decline in revenues from industrial process instruments to $30.1 million in 1998 from $39.2 million in 1997. This decrease was primarily due to lower revenues from ALEXUS and near-infrared analyzers, offset in part by an increase in InScan product sales and contract revenues.
Revenues in 1997 included $6.6 million from a mandated ALEXUS product-line upgrade of The Coca-Cola Company's existing installed

1998 Compared With 1997 (continued)
base. Revenues from EGIS explosives-detection systems and related services decreased to $8.2 million in 1998 from $10.3 million in 1997, primarily due to lower shipments of security systems. During 1998, the Company completed shipments under a contract to provide security systems to the Federal Aviation
Administration (FAA). Revenues under the contract totaled $2.6 million during 1998.
      The Company's total backlog decreased to $6.1 million at year-end 1998 from $9.4 million at year-end 1997, primarily due to completion of the FAA contract.
      Revenues from the Laboratory Products segment decreased to $51.3 million from $53.1 million in 1997, primarily due to lower worldwide demand for titration and electrochemistry products.
      The gross profit margin decreased to 54% in 1998 from 56% in 1997. The gross profit margin in the Detection Instruments segment decreased primarily due to lower sales volume and, to a lesser extent, changes in product mix.
      Selling, general, and administrative expenses as a percentage of revenues increased to 29% in 1998 from 27% in 1997, primarily due to a decrease in revenues at the Detection Instruments segment. Selling, general, and administrative expenses decreased to $26.7 million in 1998 from $28.5 million in 1997, primarily due to a reduction in selling expenses at the Company's Moisture
Systems subsidiary in an effort to reduce costs.
     Research and development expenses remained unchanged at $9.6 million in 1998 and 1997. Interest income decreased to $1.5 million in 1998 from $2.1 million in 1997, primarily due to lower average invested balances as a result of the repayment of the Company's promissory note to Thermedics in March 1998.
Interest expense, related party, decreased to $0.3 million in 1998 from $1.2 million in 1997 due to the repayment of the promissory note to Thermedics.
      The effective tax rate was 39% in 1998 and 40% in 1997. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and amortization of cost in excess of net assets of acquired companies.

1997 Compared With 1996
      Total revenues increased to $104.4 million in 1997 from $94.6 million in 1996, primarily due to increased revenues in the Detection Instruments segment.
Detection Instruments segment revenues increased to $51.3 million from $43.8 million, primarily due to ALEXUS revenues of $6.6 million from the fulfillment of a mandated existing product-line upgrade from The Coca-Cola Company to its existing installed base and, to a lesser extent, increased shipments of InScan systems, which were introduced in 1996. These increases were offset in part by a decrease of $2.6 million in revenues from the Moisture Systems business, acquired in January 1996, primarily due to a slowdown in product demand in Europe. In addition, revenues from the Company's EGIS security systems and related services increased to $10.3 million in 1997 from $7.1 million in 1996, primarily due to $3.2 million of shipments under the Company's contract with the FAA.
      Revenues from the Company's Laboratory Products segment increased to $53.1 million in 1997 from $50.9 million in 1996, primarily due to an increase in international demand for pH and conductivity measurement products.
      The gross profit margin increased to 56% in 1997 from 52% in 1996, primarily due to margin improvement at the Detection Instruments segment. The gross profit margin for the Detection Instruments segment improved primarily due to a change in sales mix to higher-margin revenues from The Coca-Cola Company's mandated product-line upgrade and, to a lesser extent, from the inclusion of a $0.8 million charge in 1996 as a result of obsolescence created by planned product changes, as well as a decrease in overhead expenses. In addition, Moisture Systems contributed to the improvement with increased field service efficiencies and, to a lesser extent, a change in sales mix to higher-margin service revenues.
      The gross profit margin in the Laboratory Products segment increased primarily due to lower overhead expenses resulting from the relocation of its principal domestic manufacturing facility in October 1996 and also from the inclusion of a $0.8 million charge in 1996 as a result of obsolescence created by planned product changes.
      Selling, general, and administrative expenses as a percentage of revenues decreased to 27% in 1997 from 33% in 1996, primarily due to nonrecurring costs of $1.5 million at the Detection Instruments segment in 1996 related to


1997 Compared With 1996 (continued)
moving expenses for the relocation of a domestic manufacturing facility and reductions in personnel and leased space in response to a lower sales volume of detection instruments and, to a lesser extent, an increase in revenues in 1997.
This decrease was offset in part by increased selling expenses as the Company developed a sales force for its InScan and Flash-GC systems.
      Research and development expenses increased to $9.6 million in 1997 from $8.1 million in 1996, primarily due to costs related to the improvement and expansion of laboratory products, as well as internal development of enhanced sensor technology at the Laboratory Products segment.
      Interest income increased to $2.1 million in 1997 from $0.2 million in 1996, primarily due to interest income earned on the invested proceeds from the Company's March 1997 initial public offering (Note 7). Interest expense, related party, of $1.2 million and $1.1 million in 1997 and 1996, respectively, reflects the issuance of a $21.2 million promissory note to Thermedics in connection with the January 1996 acquisitions of Moisture Systems and Rutter (Note 2).
      The effective tax rate was 40% in 1997 and 1996. The effective tax rate exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and amortization of cost in excess of net assets of acquired companies.

Liquidity and Capital Resources

      Consolidated working capital was $57.6 million at January 2, 1999, compared with $46.3 million at January 3, 1998. Included in working capital are cash and cash equivalents of $32.9 million at January 2, 1999, compared with $46.4 million at January 3, 1998.
      During 1998, $8.7 million of cash was provided by operating activities.
During this period, $5.3 million of cash was used to reduce other current liabilities, including $1.1 million due to parent company and affiliated companies. In addition, cash of $1.4 million was used to fund an increase in inventories, primarily relating to purchases for the production of the EZ Flash, which began in May 1998. These uses of cash were offset in part by $1.9 million provided by a decrease in accounts receivable primarily due to lower revenues.
      During 1998, the Company's investing activities included the expenditure of $2.8 million for purchases of property, plant, and equipment. The Company expects to spend $1.8 million on capital additions in 1999.
      The Company's financing activities used cash of $20.0 million in 1998.
This use of cash consisted primarily of the Company's March 1998 repayment of its $21.2 million promissory note to Thermedics.
      The Company expects to have positive cash flow from its existing operations. Although the Company does not presently intend to actively seek to acquire additional businesses in the near future, it may acquire one or more complementary businesses if they are presented to the Company on terms the Company believes to be attractive. Such acquisitions may require significant amounts of cash. The Company expects that it will finance any such acquisitions through a combination of internal funds and/or short-term borrowings from Thermo
Electron, although it has no agreement with Thermo Electron to ensure that funds will be available on acceptable terms or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.


Market Risk

      The Company is exposed to market risk from changes in foreign currency exchange rates, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

Foreign Currency Exchange Rates
      The Company views its investment in its foreign subsidiaries as long-term.
The Company's investment in its foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The effect of a change in foreign exchange rates on the Company's net investment in its foreign subsidiaries is recorded as a separate component of shareholders' investment. A
10% depreciation in fiscal year-end 1998 functional currencies, relative to the U.S. dollar, would result in a $1.4 million reduction of the Company's shareholders' investment.

Year 2000

      The Company continues to assess the potential impact of the year 2000 on the Company's internal business systems, products, and operations. The Company's year 2000 initiatives include (i) testing and upgrading significant information technology systems and facilities; (ii) testing and developing upgrades, if necessary, for the Company's current products and certain discontinued products;
(iii) contacting key suppliers and vendors to determine their year 2000 compliance status; and (iv) developing a contingency plan.

The Company's State of Readiness
      The Company has implemented a compliance program to ensure that its critical information technology systems and facilities will be ready for the year 2000. The first phase of the program, testing and evaluating the Company's critical information technology systems and facilities for year 2000 compliance, has largely been completed. During phase one, the Company tested and evaluated its significant computer systems, software applications, and related equipment for year 2000 compliance. The Company also evaluated the potential year 2000 impact on its critical facilities. The Company is currently in phase two of its program, during which any noncompliant systems or facilities that were identified during phase one are prioritized and remediated. The Company is currently upgrading or replacing such noncompliant information technology systems, and this process was approximately 80% complete as of January 2, 1999.
In many cases, such upgrades or replacements are being made in the ordinary course of business, without accelerating previously scheduled upgrades or replacements. The Company expects that all of its material information technology systems and critical facilities will be year 2000 compliant by June
1999.
      The Company has also implemented a compliance program to test and evaluate the year 2000 readiness of the material products that it currently manufactures and sells. The Company believes that all of such material products are year 2000 compliant. However, as many of the Company's products are complex, interact with or incorporate third party products, and operate on computer systems that are not under the Company's control, there can be no assurance that the Company has identified all of the year 2000 problems with its current products. The Company has tested its older products for year 2000 compliance, and believes that all of its material older products are year 2000 compliant.
      The Company is in the process of identifying and assessing the year 2000 readiness of key suppliers and vendors that are believed to be significant to the Company's business operations. As part of this effort, the Company has developed and is distributing questionnaires relating to year 2000 compliance to its significant suppliers and vendors. The Company has started to follow-up and monitor the year 2000 compliance progress of significant suppliers and vendors that indicate that they are not year 2000 compliant or that do not respond to the Company's questionnaires. The Company has substantially completed its assessment of third party risk, and has determined the impact on the Company of any third-party risk on the part of its suppliers and vendors to be minimal.

Year 2000 (continued)

Contingency Plan
      The Company is developing a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 problems.
This plan may include identifying and securing other suppliers, increasing inventories, and modifying production facilities and schedules. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities, products, and significant suppliers and vendors, it will modify and adjust its contingency plan as may be required.

Estimated Costs to Address the Company's Year 2000 Issues
      The Company had incurred expenses to third parties (external costs) related to year 2000 issues of approximately $473,000 as of January 2, 1999, and the total external costs of year 2000 remediation are expected to be approximately $700,000. All of the external costs incurred as of January 2, 1999, were spent on testing and upgrading information technology systems. The
Company's year 2000 costs have been funded from working capital. All internal costs and related external costs other than capital additions related to year
2000 remediation have been and will continue to be expensed as incurred. The
Company does not track the internal costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information systems group.

Risks of the Company's Year 2000 Issues
      While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays.
Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. If any of the Company's material suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations and financial condition in amounts that cannot be reasonably estimated at this time.



                           Forward-looking Statements

      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1999 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

      Uncertainty of Market Acceptance of New Products. Certain of the Company's products represent alternatives to traditional detection and analytical methods.
As a result, such products may be slow to achieve or may not achieve market acceptance, as customers may seek further validation of the efficiency and efficacy of the Company's technology, particularly where the purchase of the product requires a significant capital commitment. The Company believes that, to a significant extent, its growth prospects depend on its ability to gain acceptance of the efficiency and efficacy of the Company's innovative technologies by a broader group of customers. The Company is currently devoting significant resources toward the enhancement of its existing products and the development of new products and technologies, including its derivative products of the Company's Flash-GC high-speed gas chromatography system; a more portable
EGIS; and EGIS II (formerly named Rampart), a lower-cost EGIS unit for use in airport screening of carry-on baggage. There can be no assurance that the Company will be successful in obtaining such broad acceptance or that, if obtained, such acceptance will be sustained. The failure of the Company to obtain and sustain such broad acceptance could have a material adverse effect on the Company's business, financial condition, and results of operations.

      Ongoing Product Development Efforts Required by Rapid Technological
Change. The markets for the Company's products are characterized by changing technology, evolving industry standards, and new product introductions. The
Company's future success will depend in part upon its ability to enhance its existing products and to develop and introduce new products and technologies to meet changing customer requirements. There can be no assurance that the Company will successfully complete the enhancement and development of these products in a timely fashion or that the Company's current or future products will satisfy the needs of its markets.

      Dependence of Security Instruments Market on Government Regulation and
Airline Industry. The Company's sales of its explosives-detection systems for use in airports has been and will continue to be dependent on governmental initiatives to require, or support, the screening of baggage, carry-on items, and people with advanced explosives-detection equipment. Substantially all of such systems have been installed at airports in countries in which the applicable government or regulatory authority overseeing the operations of the airport has mandated such screening. Such mandates are influenced by many factors outside of the control of the Company, including political and budgetary concerns of governments, airlines, and airports. Of the more than 600 commercial airports worldwide, more than 400 are located in the United States. Accordingly, the Company believes that the size of the market for explosives-detection equipment is, and will increasingly be, significantly influenced by United
States government regulation. In the United States, the Aviation Security
Improvement Act of 1990 directed the Federal Aviation Administration (FAA) to develop a standard for explosives-detection systems and required airports in the United States to deploy systems meeting this standard in 1993. To date, no system has demonstrated that it meets all FAA standards under realistic airport operating conditions. As a result, the FAA has not mandated the installation of automated explosives-detection systems, and only a limited number of these systems have been deployed in the United States. The FAA first certified a computed X-ray tomography system for checked luggage in December 1994. The
Company's systems are trace detectors for which no FAA certification process for checked baggage, carry-on, or personal screening exists to date. The Company has received approval at the FAA laboratories for the Company's EGIS and EGIS II systems for use by airlines in screening carry-on electronic items and luggage searches. The EGIS II system is currently undergoing FAA airport testing as a final step (which the EGIS system has already passed) before deployment in use at airports. There can be no assurance that the final step in the approval process, as it relates to EGIS II, will be successfully completed. Each airline must seek such approvals for each application. Although the FAA has provided significant funding to the Company in connection with the development of its explosives-detection technology, there can be no assurance that any of the Company's systems will ever meet all United States certification standards. Any product utilizing a technology ultimately recommend or required by the FAA will have a significant competitive advantage in the market for explosives-detection devices. Unless the FAA takes action with respect to a particular explosives-detection product or technology, airlines will not be required to purchase or upgrade their security systems, including upgrading existing metal-detection equipment. Earnings of U.S. air carriers tend to fluctuate significantly from time to time. Any depression in the financial condition of such carriers would likely result in lower capital spending for discretionary items. Moreover, there can be no assurance that additional countries will mandate the implementation of effective explosives screening for airline baggage, carry-on items, or people, or that, if mandated, the Company's systems will meet the certification or other requirements of the applicable government authority. Even if the Company's systems were to meet the applicable requirements, there can be no assurance that the Company would be able to market its systems effectively.
      In October 1996, the United States enacted legislation which includes a $144.2 million allocation to purchase explosives-detection systems and other advanced security equipment, including trace detection equipment such as the systems manufactured by the Company, for carry-on and checked baggage screening.
The FAA has made purchases of, or placed orders for the purchase of, security equipment under this legislation, including an order to purchase $5.8 million of the Company's EGIS systems. There can be no assurance, however, that this legislation will not be modified to reduce the funding for advanced explosives equipment, that the necessary appropriations will be made to fund further purchases of advanced explosives-detection equipment contemplated by the legislation, that trace-detection equipment such as the systems manufactured by the Company will be mandated, or that, even if further appropriations are made and such equipment is mandated, any of the Company's explosives-detection systems will be purchased for installation at any airports in the United States.
Further, there can be no assurance that the U.S. will mandate the widespread use of these systems after completion of the initial purchases.

      Significance of Certain Customers. Sales of process detection instruments and services to bottlers licensed by The Coca-Cola Company (Coca-Cola Bottlers) were $6,199,000, $13,939,000, and $10,641,000 in 1998, 1997, and 1996,
respectively, or 7%, 13%, and 11% of the Company's revenues, respectively, during such periods. In 1997, the Company completed the fulfillment of a mandated product-line upgrade for the Coca-Cola Bottlers. Although the Company anticipates that it will continue to derive revenues from the sale of upgrades and new systems to new plants, as well as services to the Coca-Cola Bottlers, the Company does not expect that revenues derived from these customers will continue at a rate comparable to prior years. Further, the Company intends to continue to develop and introduce new process detection products for the food, beverage and other markets, however, there can be no assurance that the Company will be successful in the introduction of new process detection products or that any sales of these products will be sufficient to maintain a rate of growth equivalent to prior years.

      Competition; Technological Change. The Company encounters, and expects to continue to encounter, competition in the sale of its current and future products. Many of the Company's competitors and potential competitors have substantially greater resources, manufacturing and marketing capabilities, research and development staff, and production facilities than those of the Company. Some of these competitors have large existing installed bases of products with substantial numbers of customers. In addition, other major corporations have recently announced their intention to enter certain of the Company's markets, including the security screening market. The Company believes that many of its products are successful because they are technologically superior to alternative products offered by some of the Company's competitors.
In order to continue to be successful, the Company believes that it will be important to maintain this technological advantage. No assurance can be given that the Company will be able to maintain such an advantage or that competitors of the Company will not develop technological innovations that will render products of the Company obsolete. For example, the Company's EGIS system competes against other trace explosives detection systems as well as systems utilizing dual energy X-ray or computed X-ray tomography imaging technologies.
There can be no assurance that such technologies will not be enhanced to a degree that would impair the Company's ability to market its explosives detection systems.


      Potential for Product Liability Claims. The Company's business involves the risk of product liability claims inherent to the explosives detection business, as well as the food, beverage, and other industries. There are many factors beyond the control of the Company that could result in the failure of the Company's products to detect explosives or contaminants in food or beverage containers, such as the reliability of a customer's operators, the ongoing training of such operators, and the maintenance of the Company's products by its customers. For these and other reasons, there can be no assurance that the Company's products will detect all explosives or contaminants. The failure to detect explosives or contaminants could give rise to product liability claims and result in negative publicity that could have a material adverse effect on the Company's business, financial condition, and results of operations. The
Company currently maintains both aviation and general product liability insurance in amounts the Company believes to be commercially reasonable. There can be no assurance that this insurance will be sufficient to protect the Company from product liability claims, or that product liability insurance will continue to be available to the Company at a reasonable cost, if at all.

      Uncertainties Associated With International Operations. In 1998, 1997, and
1996, international sales accounted for 47%, 52%, and 46%, respectively, of the Company's revenues, and the Company anticipates that international sales will continue to account for a significant percentage of the Company's revenues.
International revenues are subject to a number of uncertainties, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce. Moreover, many foreign countries have their own regulatory approval requirements for sales of the Company's products. As a result, the Company's introduction of new products into international markets can be costly and time-consuming, and there can be no assurance that the Company will be able to obtain the required regulatory approvals on a timely basis, if at all. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not attempt to minimize currency and exchange rate risks through material hedging activities.

      Limited Protection of Proprietary Technology and Risks of Third-party
Claims. Proprietary rights relating to the Company's products will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance, however, that any patents now or hereafter owned by the Company will afford protection against competitors, or as to the likelihood that patents will issue from pending patent applications. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. Although the Company believes that its products and technology do not infringe any existing proprietary rights of others, there can be no assurance that third parties will not assert such claims against the Company in the future or that such future claims will not be successful. The Company could incur substantial costs and diversion of management resources in connection with the defense of any claims relating to proprietary rights, which could have a material adverse effect on the Company's business, financial condition, and results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block the Company's ability to make, use, sell, distribute, or market its products and services in the U.S. or abroad. Such a judgment could have a material adverse effect on the Company's business, financial condition, and results of operations. In the event that a claim relating to proprietary technology or information is asserted against the Company, the Company may seek licenses to such intellectual property. There can be no assurance, however, that such a license could be obtained on commercially reasonable terms, if at all, or that the terms of any offered licenses will be acceptable to the Company. The failure to obtain the necessary licenses or other rights could preclude the sale, manufacture or distribution of the

Company's products and, therefore, could have a material adverse effect on the Company's business, financial condition and results of operations. The cost of responding to any such claim may be material, whether or not the assertion of such claim is valid. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or independent development by others of similar technology. In addition, the laws of some jurisdictions do not protect the Company's proprietary rights to the same extent as the laws of the U.S.
There can be no assurance that these protections will be adequate.

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

      Potential Fluctuations in Quarterly Performance. Significant annual and quarterly fluctuations in the Company's results of operations may be caused by, among other factors, the overall demand for, and market acceptance of, the Company's products; the timing of regulatory approvals for certain of the Company's products; government initiatives to promote the use of explosives detection systems such as those manufactured and sold by the Company; the timing of the announcement, introduction and delivery of new products and product enhancements by the Company and its competitors; variations in the Company's product mix and component costs; timing of customer orders; adjustments of delivery schedules to accommodate customers' programs; the availability of components from suppliers; the timing and level of expenditures in anticipation of future sales; the mix of products sold by the Company; and pricing and other competitive conditions. Because certain of the Company's products require significant capital expenditures and other commitments by its customers, the Company has experienced extended sales cycles. Delays in anticipated purchase orders could have a material adverse effect on the Company's business, financial condition, and results of operations. Customers may also cancel or reschedule shipments, and product difficulties could delay shipments. Because the Company's operating expenses are based on anticipated revenue levels and a high percentage of the Company's expenses are fixed for the short term, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter. There can be no assurance that any of these factors will not have a material adverse impact on the Company's business and results of operations.

      Dependence Upon OEM Relationships. A portion of the Company's sales are through OEM arrangements. The Company's sales depend, in part, on the continuation of these OEM arrangements and the level of end-user sales by such OEMs. There can be no assurance that the Company will be able to maintain its existing, or establish new, OEM relationships.

      Potential Impact of Year 2000 on Processing Date-sensitive Information.
While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays.
Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware.

If any of the Company's material suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.



                         Selected Financial Information
(In thousands except per share amounts)                    1998    1997(a)    1996(b)   1995(c)       1994
------------------------------------------------------ --------- ---------- ---------- --------- ----------

Statement of Income Data
Revenues                                                $91,575   $104,374   $ 94,604   $32,943   $ 50,343
Gross Profit                                             49,324     57,979     48,994    15,491     25,437
Net Income                                                8,671     12,506      5,299     2,173      6,380
Basic and Diluted Earnings per Share                        .45        .67        .33       .21        .63

Balance Sheet Data
Working Capital                                         $57,621   $ 46,345   $ 32,315   $19,369   $  6,116
Total Assets                                            132,506    148,265    116,058    84,595     17,793
Long-term Obligations                                         -          -     21,200         -          -
Shareholders' Investment                                117,893    107,346     75,454    69,215      9,208

(a) Reflects the March 1997 initial public offering of the Company's common stock for net proceeds of $28.1 million.
(b) Reflects the January 1996 acquisition of Moisture Systems and Rutter and the
    March and November 1996 private placements of the Company's common stock for aggregate net proceeds of $7.0 million.
(c) Reflects the December 1995 acquisition of Orion by Thermedics.

Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol TDX. The following table sets forth the high and low sale prices of the Company's common stock since February 24, 1997, the date the Company's common stock began trading on that exchange, as reported in the consolidated transaction reporting system.


                                                                         1998                  1997
                                                                --------------------  -------------------
Quarter                                                              High        Low       High         Low
--------------------------------------------------------------- ---------- ---------- ---------- -----------

First                                                           $ 11 5/8   $  8 5/8   $ 12 1/8   $  10 7/8
Second                                                            11 11/16    7 7/8     12 7/8       9 3/4
Third                                                              9 9/16     6 1/16    12 3/8       9 3/16
Fourth                                                             8 3/16     6         11 11/16     8 3/4


      As of January 29, 1999, the Company had 266 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 29, 1999, was $8 3/8 per share.

Shareholder Services
      Shareholders of Thermedics Detection Inc. who desire information about the Company are invited to contact the Investor Relations Department, Thermedics Detection Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, (781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material is available through the Internet from Thermo Electron's Internet site (http://www.thermo.com/subsid/tdx1.html).

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

Form 10-K Report
      A copy of the Annual Report on Form 10-K for the fiscal year ended January 2, 1999, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to the Investor Relations Department, Thermedics Detection Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

Annual Meeting
The annual meeting of shareholders will be held on Thursday, May 27, 1999, at 11 a.m. at The Westin Hotel, 70 Third Avenue, Waltham, Massachusetts.