Form 10-K, Exhibit 13
period 2000-01-01
THERMEDICS DETECTION INC
filed 2000-03-16
CIK 1012555

Exhibit 13










                            Thermedics Detection Inc.

                        Consolidated Financial Statements

                                     1999

Thermedics Detection Inc.                                                        1999 Financial Statements

                        Consolidated Statement of Income

(In thousands except per share amounts)                                        1999       1998        1997
------------------------------------------------------------------------- ----------- ---------- ---------

Revenues (Notes 6 and 8):
 Product revenues                                                          $ 60,624    $ 74,754   $89,264
 Service revenues                                                            12,960      16,821    15,110
                                                                           --------    --------   -------

                                                                             73,584      91,575   104,374
                                                                           --------    --------   -------

Costs and Operating Expenses:
 Cost of product revenues (Note 6)                                           28,623      30,610    38,694
 Cost of service revenues                                                     6,602      11,641     7,701
 Selling, general, and administrative expenses (Note 6)                      25,289      26,744    28,515
 Research and development expenses                                            8,025       9,645     9,643
                                                                           --------    --------   -------

                                                                             68,539      78,640    84,553
                                                                           --------    --------   -------

Operating Income                                                              5,045      12,935    19,821

Interest Income                                                               1,550       1,536     2,072
Interest Expense, Related Party                                                   -        (303)   (1,239)
Other Income (Expense), Net                                                     (15)         (1)       23
                                                                           --------    --------   -------

Income Before Provision for Income Taxes                                      6,580      14,167    20,677
Provision for Income Taxes (Note 4)                                           1,504       5,496     8,171
                                                                           --------    --------   -------

Net Income                                                                 $  5,076    $  8,671   $12,506
                                                                           ========    ========   =======

Basic and Diluted Earnings per Share (Note 9)                              $    .26    $    .45   $   .67
                                                                           ========    ========   =======

Weighted Average Shares (Note 9)
 Basic                                                                       19,317      19,317    18,721
                                                                           ========    ========   =======

 Diluted                                                                     19,355      19,321    18,732
                                                                           ========    ========   =======
















The accompanying notes are an integral part of these consolidated financial statements.


Thermedics Detection Inc.                                                        1999 Financial Statements


                           Consolidated Balance Sheet
(In thousands except share amounts)                                                         1999     1998
-------------------------------------------------------------------------------------- ---------- --------

Assets
Current Assets:
 Cash and cash equivalents (includes $24,682 under repurchase                           $  9,453  $ 32,906
   agreement with affiliated company in 1998)
 Advance to affiliate                                                                     33,633         -
 Accounts receivable, less allowances of $1,714 and $1,149                                16,558    17,654
 Inventories                                                                              13,413    17,167
 Deferred tax asset (Note 4)                                                               4,152     2,884
 Prepaid expenses                                                                          1,353     1,496
                                                                                        --------  --------

                                                                                          78,562    72,107
                                                                                        --------  --------

Property, Plant, and Equipment, Net                                                        4,511     4,938
                                                                                        --------  --------

Other Assets                                                                                 430       804
                                                                                        --------  --------

Cost in Excess of Net Assets of Acquired Companies (Note 2)                               52,523    54,657
                                                                                        --------  --------

                                                                                        $136,026  $132,506
                                                                                        ========  ========

Liabilities and Shareholders' Investment
Current Liabilities:
 Accounts payable                                                                      $   2,597  $  3,719
 Accrued payroll and employee benefits                                                     3,079     3,412
 Accrued commissions                                                                       1,260       787
 Deferred revenue                                                                            574       972
 Accrued installation and warranty expenses                                                  948     1,075
 Accrued and deferred income taxes                                                         1,519         -
 Other accrued expenses                                                                    3,970     4,185
 Due to parent company and affiliated companies                                              259       336
                                                                                       ---------  --------

                                                                                          14,206    14,486
                                                                                       ---------  --------

Long-term Obligation                                                                          99       127
                                                                                       ---------  --------

Commitments (Note 5)

Shareholders' Investment (Notes 2, 3, and 7):
 Common stock, $.10 par value, 50,000,000 shares authorized;                               1,932     1,932
   19,316,684 shares issued and outstanding
 Capital in excess of par value                                                           95,022    95,022
 Retained earnings                                                                        26,953    21,877
 Accumulated other comprehensive items                                                    (2,186)     (938)
                                                                                       ---------  --------

                                                                                         121,721   117,893
                                                                                       ---------  --------

                                                                                       $ 136,026  $132,506
                                                                                       =========  ========



The accompanying notes are an integral part of these consolidated financial statements.




Thermedics Detection Inc.                                                        1999 Financial Statements

                      Consolidated Statement of Cash Flows

(In thousands)                                                                 1999       1998        1997
------------------------------------------------------------------------- ---------- ----------- ---------

Operating Activities
 Net income                                                                 $ 5,076    $  8,671   $12,506
 Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                            3,260       3,327     3,287
     Provision for losses on accounts receivable                                728         301       201
     Other noncash expense                                                    2,511       1,297       376
     Deferred income tax expense (benefit)                                   (1,020)      1,084     1,148
     Changes in current accounts:
       Accounts receivable                                                      110       1,041    (1,683)
       Inventories                                                              780      (1,445)   (3,298)
       Other current assets                                                     115        (112)      (52)
       Accounts payable                                                      (1,094)       (134)     (884)
       Other current liabilities                                                972      (5,339)    2,093
                                                                            -------    --------   -------

        Net cash provided by operating activities                            11,438       8,691    13,694
                                                                            -------    --------   -------

Investing Activities
 Advances to affiliate, net                                                 (33,633)          -         -
 Purchases of property, plant, and equipment                                 (1,436)     (2,774)   (1,832)
 Proceeds from sale of property, plant, and equipment                           354         196        28
 Other                                                                           16           -        82
                                                                            -------    --------   -------

        Net cash used in investing activities                               (34,699)     (2,578)   (1,722)
                                                                            -------    --------   -------

Financing Activities
 Net proceeds from issuance of Company common stock (Note 7)                      -           -    28,078
 Payment of promissory note to parent company                                     -     (21,200)        -
 Orion transfers (to) from Thermedics                                             -       1,026    (7,845)
 Other                                                                          (28)        127       (61)
                                                                            -------    --------   -------

        Net cash provided by (used in) financing activities                     (28)    (20,047)   20,172
                                                                            -------    --------   -------

Exchange Rate Effect on Cash                                                   (164)        488       (56)
                                                                            -------    --------   -------

Increase (Decrease) in Cash and Cash Equivalents                            (23,453)    (13,446)   32,088
Cash and Cash Equivalents at Beginning of Year                               32,906      46,352    14,264
                                                                            -------    --------   -------

Cash and Cash Equivalents at End of Year                                    $ 9,453     $32,906   $46,352
                                                                            =======     =======   =======

Cash Paid For
 Interest                                                                   $     -     $   305   $   609
 Income taxes                                                               $ 1,038     $ 5,474   $ 2,909




The accompanying notes are an integral part of these consolidated financial statements.


Thermedics Detection Inc.                                                        1999 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment

(In thousands)                                                                 1999       1998        1997
------------------------------------------------------------------------- ----------- ---------- ---------

Comprehensive Income
Net Income                                                                 $  5,076    $  8,671  $ 12,506
                                                                           --------    --------  --------

Other Comprehensive Items:
 Foreign currency translation adjustment                                     (1,248)        609    (1,158)
                                                                           --------    --------   -------

                                                                           $  3,828    $  9,280  $ 11,348
                                                                           ========    ========  ========

Shareholders' Investment
Common Stock, $.10 Par Value:
 Balance at beginning of year                                              $  1,932    $  1,932  $  1,664
 Net proceeds from issuance of Company common stock (Note 7)                      -           -       268
                                                                           --------    --------  --------

 Balance at end of year                                                       1,932       1,932     1,932
                                                                           --------    --------  --------

Capital in Excess of Par Value:
 Balance at beginning of year                                                95,022      93,755    67,043
 Issuance of stock under employees' and directors' stock plans                    -           -         6
 Tax benefit related to employees' and directors' stock plans                     -         241       305
 Net proceeds from issuance of Company common stock (Note 7)                      -           -    27,810
 Orion transfers (to) from parent company                                         -       1,026    (1,409)
                                                                           --------    --------  --------

 Balance at end of year                                                      95,022      95,022    93,755
                                                                           --------    --------  --------

Retained Earnings:
 Balance at beginning of year                                                21,877      13,206     7,136
 Net income                                                                   5,076       8,671    12,506
 Orion transfers to parent company                                                -           -    (6,436)
                                                                           --------    --------  --------

 Balance at end of year                                                      26,953      21,877    13,206
                                                                           --------    --------  --------

Accumulated Other Comprehensive Items:
 Balance at beginning of year                                                  (938)     (1,547)     (389)
 Other comprehensive items                                                   (1,248)        609    (1,158)
                                                                           --------    --------  --------

 Balance at end of year                                                      (2,186)       (938)   (1,547)
                                                                           --------    --------  --------

                                                                           $121,721    $117,893  $107,346
                                                                           ========    ========  ========











The accompanying notes are an integral part of these consolidated financial statements.


Thermedics Detection Inc.                                                        1999 Financial Statements

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

Relationship with Thermedics Inc. and Thermo Electron Corporation
      The Company operated as a division of Thermedics Inc. until its incorporation as a Massachusetts corporation in December 1990. As of January 1, 2000, Thermedics owned 16,150,248 shares of the Company's outstanding common stock, representing 84% of such stock outstanding. Thermedics is a 76%-owned subsidiary of Thermo Electron Corporation. As of January 1, 2000, Thermo
Electron owned 1,029,950 shares of the Company's common stock, representing 5% of such stock outstanding.
      On January 31, 2000, the Company announced that Thermedics will make a cash tender offer for any and all of the outstanding shares of the Company's common stock. The tender offer commenced on March 10, 2000, and will expire at midnight on Thursday, April 6, 2000, unless the offer is extended. If the tender offer is successful, Thermedics will acquire all remaining outstanding shares of the Company's common stock through a "short-form" merger in Massachusetts. The
Company would thereby become a private subsidiary of Thermedics (Note 11).

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1999, 1998, and 1997 are for the fiscal years ended January 1, 2000, January 2, 1999, and January 3, 1998, respectively. Fiscal years 1999 and
1998 each included 52 weeks; fiscal 1997 included 53 weeks.

Revenue Recognition
      The Company generally recognizes product revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty costs at the time of shipment. The Company recognizes service revenues as earned over the term of the contract. Deferred revenue in the accompanying balance sheet consists of unearned revenue on service contracts that is recognized over the life of the service contract. Revenues and profits on long-term contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method, including revenues from long-term research and development contracts, were $632,000, $2,846,000, and $1,376,000 in 1999,
1998, and 1997, respectively. The percentage of completion is determined by relating the actual costs incurred to date to management's estimate of total costs to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. Contracts generally provide for the billing of customers on a cost-plus-fixed-fee basis as costs are incurred. Revenues earned on contracts in process in excess of billings are classified as unbilled contract costs and fees in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions.


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

Income Taxes
      In the periods prior to its initial public offering, the Company was included in Thermedics' consolidated federal and certain state income tax returns. Subsequent to the Company's initial public offering in March 1997, Thermedics' equity ownership of the Company was reduced below 80%. As a result, the Company was required to file its own tax returns until 1998, at which time
Thermedics' ownership percentage again exceeded 80%. As a result, the Company is included in Thermedics' consolidated federal tax return, as provided for under a tax allocation agreement between the Company and Thermedics, effective as of the date Thermedics' ownership percentage exceeded 80%. The tax allocation agreement between the Company and Thermedics provides that, in years that the Company has taxable income, the Company will pay to Thermedics amounts comparable to the taxes the Company would have paid if it had filed separate tax returns.
      In accordance with Statement of Financial Accounting Standards (SFAS) No.
109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

Earnings per Share
      Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Except where the effect would be antidilutive, diluted earnings per share have been computed assuming the exercise of stock options, as well as their related income tax effect.

Cash and Cash Equivalents
      At year-end 1998, $24,682,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lent excess cash to Thermo Electron, which Thermo Electron collateralized with investments principally consisting of corporate notes, U.S.
government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The
Company's funds subject to the repurchase agreement were readily convertible into cash by the Company. The repurchase agreement earned a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Effective June 1999, the Company adopted a new cash management arrangement with Thermo Electron, described below, that replaced the repurchase arrangement. Cash equivalents are carried at cost, which approximates market value.
      At year-end 1999, the Company's cash equivalents also included cash held in foreign countries.

Advance to Affiliate
      Effective June 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice.


1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

      In addition, the Company's European-based subsidiary participates in a new cash management arrangement with a wholly owned subsidiary of Thermo Electron.
Interest under this arrangement is based on Euro market rates. The other terms of this arrangement are similar to the domestic cash management arrangement.

Inventories
      Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

(In thousands)                                                                              1999     1998
---------------------------------------------------------------------------------------- -------- --------

Raw Material and Supplies                                                                $ 6,554   $ 9,763
Work in Process                                                                            1,007     1,362
Finished Goods                                                                             5,852     6,042
                                                                                         -------   -------

                                                                                         $13,413   $17,167
                                                                                         =======   =======
      The Company periodically reviews its quantities of inventories on hand and compares these amounts to expected usage of each particular product or product line. The Company records as a charge to cost of product revenues any amounts required to reduce the carrying value of inventories to net realizable value.

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 25 years; machinery and equipment, 2 to 10 years; and leasehold improvements, the lesser of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

(In thousands)                                                                              1999     1998
---------------------------------------------------------------------------------------- -------- --------

Land and Buildings                                                                       $   245  $    253
Machinery, Equipment, and Leasehold Improvements                                          12,651    12,252
                                                                                         -------  --------

                                                                                          12,896    12,505
Less:  Accumulated Depreciation and Amortization                                           8,385     7,567
                                                                                         -------  --------

                                                                                         $ 4,511  $  4,938
                                                                                         =======  ========

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $5,626,000 and $4,156,000 at year-end 1999 and 1998, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. Such events or circumstances generally include the occurrence of operating losses or significant decline in earnings associated with the acquired business or asset. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. The
Company assesses cash flows before interest charges when impairment is indicated and writes the asset down to fair value. If quoted market values are not available, the Company estimates fair value by calculating the present value of future cash flows. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.


1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

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

Comprehensive Income
      Comprehensive income combines net income and "other comprehensive items," which represents foreign currency translation adjustments, reported as a component of shareholders' investment in the accompanying balance sheet. At year-end 1999 and 1998, the balance of accumulated other comprehensive items represents the Company's cumulative translation adjustment.

Fair Value of Financial Instruments
      The Company's financial instruments consist primarily of cash and cash equivalents, advance to affiliate, accounts receivable, accounts payable, and due to parent company and affiliated companies. The carrying amounts of these financial instruments approximate fair value due to their short-term nature.

Recent Accounting Pronouncement
      In December 1999, the Securities and Exchange Commission issued Staff
Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements."
SAB 101 includes requirements for when shipments may be recorded as revenue when the terms of the sale include customer acceptance provisions or an obligation of the seller to install the product. In such instances, SAB 101 generally requires that revenue recognition occur at completion of installation and/or upon customer acceptance. SAB 101 requires that companies conform their revenue recognition practices to the requirements therein during the first quarter of calendar 2000 through recording a cumulative, net of tax, effect of the change in accounting. The Company has not completed the analysis to determine the effect that SAB 101 will have on its financial statements.

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

Presentation
      Certain amounts in 1998 and 1997 have been reclassified to conform to the presentation in the 1999 financial statements.

2.    Acquisitions

      On April 14, 1998, the Company announced its intention to acquire Orion
Research, Inc., a wholly owned subsidiary of Thermedics, in a merger in which 5,961,225 shares of the Company's common stock would be issued in exchange for all of the outstanding shares of Orion Research. On May 6, 1998, the transaction was completed, subject to shareholder approval of the issuance of the shares of Company common stock to Thermedics in the merger. On January 11, 1999, the Company's shareholders approved the issuance of the 5,961,225 shares of Company common stock and the shares were subsequently issued to Thermedics. The shares have been treated as outstanding for all


2.    Acquisitions (continued)

periods presented for purposes of computing earnings per share. Orion Research manufactures electrochemistry products that determine the quality of a wide variety of substances by measuring components, such as pH, specific ion concentration, dissolved oxygen, and conductivity. These products are used in the environmental, biomedical research, food, chemical, pharmaceutical, and many other industries.
      Because the Company and Orion Research were deemed for accounting purposes to be under control of their common majority owner, Thermedics, the transaction has been accounted for at historical cost in a manner similar to a pooling of interests. Accordingly, all historical financial information presented has been restated to include the acquisition of Orion Research. Revenues and net income as previously reported for the separate entities prior to the acquisition and as restated for the combined Company are as follows:

(In thousands)                                                                                       1997
-------------------------------------------------------------------------------------- ---------- --------

Revenues:
 Historical                                                                                       $ 51,320
 Orion Research                                                                                     53,054
                                                                                                  --------

                                                                                                  $104,374
                                                                                                  ========
Net Income:
 Historical                                                                                       $  6,070
 Orion Research                                                                                      6,436
                                                                                                  --------

                                                                                                  $ 12,506
                                                                                                  ========
      In connection with acquisitions made by the Company, the Company has undertaken restructuring activities at the acquired businesses. The Company's restructuring activities, which were accounted for in accordance with Emerging
Issues Task Force Pronouncement (EITF) 95-3, primarily have included a reduction in staffing levels of 28 employees and the abandonment of a manufacturing and office facility in Massachusetts. In connection with these restructuring activities, as part of the cost of the acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF 95-3, the Company finalized its restructuring plans no later than one year from the respective dates of the acquisitions.
      A summary of the changes in accrued acquisition expenses for severance is as follows:

                                                                     Moisture         Orion
(In thousands)                                                        Systems      Research          Total
--------------------------------------------------------------- -------------- ------------- -------------

Balance at December 28, 1996                                            $  18          $490          $ 508
 Usage                                                                    (18)         (386)          (404)
 Decrease due to finalization of restructuring plan,                        -          (104)          (104)
   recorded as a decrease to cost in excess of net                      -----          ----          -----
   assets of acquired companies


Balance at January 3, 1998                                              $   -          $  -          $   -
                                                                        =====          ====          =====




      A summary of the changes in accrued acquisition expenses for excess facilities is as follows:

(In thousands)                                                                                   Moisture
                                                                                                  Systems
-------------------------------------------------------------------------------------------- -------------

Balance at December 28, 1996                                                                          $ 72
 Usage                                                                                                 (72)
                                                                                                      ----

Balance at January 3, 1998                                                                            $  -
                                                                                                      ====

3.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has stock-based compensation plans for its key employees, directors, and others, which permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under this plan are determined by the Board Committee. As of year-end 1999, only nonqualified stock options have been granted by the Board Committee under these plans. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period, depending on the term of the option, which generally ranges from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's common stock on the date of grant. To date, all options have been granted at fair market value.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 256,000 shares at a weighted average exercise price of $10.85 per share elected to participate in this exchange and, as a result, received options to purchase 128,000 shares of Company common stock at $7.88 per share, which are included in the 1998 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders could not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.


3.    Employee Benefit Plans (continued)

      A summary of the Company's stock option activity is as follows:

                                                       1999               1998                 1997
                                               ------------------  ------------------  ------------
                                                         Weighted            Weighted            Weighted
                                                          Average             Average             Average
                                                         Exercise            Exercise            Exercise
                                                            Price               Price               Price
                                                Number               Number              Number
                                                    of                   of                  of
(Shares in thousands)                           Shares               Shares              Shares
---------------------------------------------- -------- ---------- --------- --------- --------- ---------

Options Outstanding, Beginning of Year           1,137    $ 9.59       656    $10.74       218     $10.41
 Granted                                             1      8.33       830      9.17       550      10.94
 Exercised                                           -         -         -         -        (1)      9.75
 Forfeited                                        (120)     9.73       (93)    10.38      (111)     11.09
 Canceled due to exchange                            -         -      (256)    10.85         -          -
                                                 -----               -----              ------

Options Outstanding, End of Year                 1,018    $ 9.58     1,137     $9.59       656     $10.74
                                                 =====    ======     =====    ======    ======     ======

Options Exercisable                              1,018    $ 9.58     1,137     $9.59       656     $10.74
                                                 =====    ======     =====    ======    ======     ======

Options Available for Grant                        415                 296                 177
                                                 =====               =====              ======

      A summary of the status of the Company's stock options at January 1, 2000, is as follows:

                                                             Options Outstanding and Exercisable
                                                     -----------------------------------------------------
Range of Exercise Prices                                   Number            Weighted            Weighted
                                                               of             Average             Average
                                                           Shares           Remaining            Exercise
                                                   (In thousands)    Contractual Life               Price
--------------------------------------------- -------------------- ------------------- -------------------

$ 7.56 - $8.67                                                432           4.1 years               $ 7.77
  8.68 -  9.79                                                173           5.0 years                 9.78
  9.80 - 10.91                                                 68           6.9 years                10.60
 10.92 - 12.03                                                345           6.3 years                11.54
                                                            -----

$ 7.56 - $12.03                                             1,018           5.2 years               $ 9.58
                                                            =====

Employee Stock Purchase Program
      Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by Thermedics and Thermo Electron. Under this program, shares of Thermedics' and Thermo Electron's common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the period, and the shares purchased are subject to a one year resale restriction. Prior to the 1998 program year, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased were subject to a six-month resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.


3.    Employee Benefit Plans (continued)

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

(In thousands except per share amounts)                                            1999     1998     1997
------------------------------------------------------------------------------ --------- -------- --------

Net Income:
 As reported                                                                   $  5,076  $ 8,671  $ 12,506
 Pro forma                                                                        4,187    7,722    11,794
Basic and Diluted Earnings per Share:
 As reported                                                                        .26      .45       .67
 Pro forma                                                                          .22      .40       .63

      Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years.
Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $1.77, $2.96, and $4.44 in 1999, 1998, and 1997, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Volatility                                                                       30%        29%        28%
Risk-free Interest Rate                                                         5.1%       4.9%       6.1%
Expected Life of Options                                                   2.0 years  4.3 years  5.9 years

      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(k) Savings Plan
      Substantially all of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For this plan, the Company contributed and charged to expense $437,000, $302,000, and $611,000 in 1999, 1998, and 1997, respectively.

Other Retirement Plans
      Certain of the Company's subsidiaries offer other benefit plans in lieu of participation in the Thermo Electron 401(k) savings plan. Company contributions to these plans are based on formulas determined by the Company. For these plans, the Company contributed and charged to expense $74,000 and $53,000 in 1999 and 1998, respectively.


4.    Income Taxes

      The components of income before provision for income taxes are as follows:

(In thousands)                                                                1999        1998       1997
----------------------------------------------------------------------- ----------- ----------- ----------

Domestic                                                                   $ 3,591     $ 8,166     $15,051
Foreign                                                                      2,989       6,001       5,626
                                                                           -------     -------     -------

                                                                           $ 6,580     $14,167     $20,677
                                                                           =======     =======     =======

      The components of the provision for income taxes are as follows:

(In thousands)                                                                1999        1998       1997
----------------------------------------------------------------------- ----------- ----------- ----------

Currently Payable:
 Federal                                                                   $   711     $ 2,037     $ 4,280
 State                                                                         292         569       1,231
 Foreign                                                                     1,521       1,806       1,512
                                                                           -------     -------     -------

                                                                             2,524       4,412       7,023
                                                                           -------     -------     -------

Net Deferred (Prepaid):
 Federal                                                                    (1,007)      1,005         903
 State                                                                        (148)        143         129
 Foreign                                                                       135         (64)        116
                                                                           -------     -------     -------

                                                                            (1,020)      1,084       1,148
                                                                           -------     -------     -------

                                                                           $ 1,504     $ 5,496     $ 8,171
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


4.    Income Taxes (continued)

      The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before provision for income taxes due to the following:

(In thousands)                                                                1999        1998       1997
----------------------------------------------------------------------- ----------- ----------- ----------

Provision for Income Taxes at Statutory Rate                               $ 2,237     $ 4,817     $ 7,030
Increases (Decreases) Resulting From:
 Federal research and development credit claim from prior years             (1,102)          -           -
 State income taxes, net of federal tax                                         95         470         891
 Amortization of cost in excess of net assets of acquired companies            365         366         432
 Foreign tax rate and tax law differential                                    (210)       (298)       (321)
 Tax benefit of foreign sales corporations                                    (121)       (120)       (289)
 Other, net                                                                    240         261         428
                                                                           -------     -------     -------

                                                                           $ 1,504     $ 5,496     $ 8,171
                                                                           =======     =======     =======

      Deferred tax asset in the accompanying balance sheet consists of the following:

(In thousands)                                                                            1999       1998
----------------------------------------------------------------------------------- ----------- ----------

Reserves and other accruals                                                             $1,629      $1,233
Inventory basis difference                                                               2,066       1,125
Accrued compensation                                                                       457         310
Depreciation and amortization                                                              162         494
Other, net                                                                                 (96)        216
                                                                                        ------      ------

                                                                                        $4,218      $3,378
                                                                                        ======      ======
      A provision has not been made for U.S. or additional foreign taxes on
$6,471,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas.

5.    Commitments

      The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $1,609,000, $2,376,000, and $1,984,000 in 1999, 1998, and 1997, respectively, net of third-party sublease income of $310,000, $307,000, and $181,000 in 1999, 1998, and 1997,
respectively. Total future minimum payments due under noncancelable operating leases at January 1, 2000, are $1,092,000 in 2000, $1,107,000 in 2001,
$1,005,000 in 2002, $737,000 in 2003, $714,000 in 2004, and $1,438,000 in 2005
and thereafter. Total future minimum lease payments are $6,093,000. The operating lease commitments above have not been reduced by minimum sublease rental income commitments of $520,000 in 2000 through 2001, and $130,000 in 2002. See Note 6 for office and research space leased to a related party.


6.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. The Company paid an amount equal to 0.8% and 1.0% of the Company's revenues in 1998 and 1997, respectively. In addition, the Company uses contract administration services of a majority-owned subsidiary of Thermo
Electron and is charged based on actual usage. For these services, as well as the administrative services provided by Thermo Electron, the Company was charged
$589,000, $733,000, and $1,044,000 in 1999, 1998, and 1997, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties.
Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the
Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

Research and Development Agreement
      Pursuant to a subcontract entered into in October 1993, which has been completed, the Company performed research and development services for Thermo
Coleman Corporation, which is the prime contractor under a contract with the U.S. Department of Energy. Thermo Coleman is a wholly owned subsidiary of Thermo
Electron. Thermo Coleman paid the Company $2,000 and $533,000 for services rendered in 1998 and 1997, respectively.
      The Company purchases an X-ray source that is used as a component in its InScan(R) systems from Trex Medical Corporation, a publicly traded, majority-owned subsidiary of Thermo Electron. The Company paid Trex Medical
$81,000, $406,000, and $285,000 for these products in 1999, 1998, and 1997, respectively.
      In December 1997, the Company entered into a funded research and development arrangement with ThermoLase Corporation, a publicly traded, majority-owned subsidiary of Thermo Electron, to develop a cryogenic cooling device for ThermoLase. ThermoLase agreed to purchase five prototype devices for an aggregate purchase price of $303,000. The Company shipped these devices in 1998.

Distribution Agreement
      Pursuant to an international distributorship agreement, the Company appointed Arabian Business Machines Co. (ABM) as its exclusive distributor of the Company's security instruments in certain Middle Eastern countries. ABM is a member of The Olayan Group. Ms. Hutham S. Olayan, a director of Thermo Electron, is the president and a director of Olayan America Corporation, another member of The Olayan Group, which is indirectly controlled by Suliman S. Olayan, Ms.
Olayan's father. Revenues recorded under this agreement totaled $147,000, $248,000, and $480,000 in 1999, 1998, and 1997, respectively.

Sublease Agreement
      The Company subleases a portion of an office and research facility to Thermo Cardiosystems Inc., a majority-owned subsidiary of Thermedics, under a sublease agreement expiring in December 2000. Under this sublease, Thermo
Cardiosystems is charged for actual square footage occupied at approximately the same rent paid per square foot by the Company under its prime lease. Selling, general, and administrative expenses in the accompanying statement of income have been reduced by $65,000, $50,000, and $40,000 in 1999, 1998, and 1997,
respectively, for sublease rental income recorded under this agreement. Total future minimum payments to be received by the Company under this sublease agreement are $86,000, which are due in 2000.


6.    Related-party Transactions (continued)

Other Related-party Transactions
      The Company purchases and sells products in the ordinary course of business with other companies affiliated with Thermo Electron. Sales of products to such affiliated companies totaled $76,000, $77,000, and $147,000 in 1999, 1998, and 1997, respectively.

Cash Management
      The Company invests excess cash in arrangements with Thermo Electron as discussed in Note 1.

7.    Common Stock

Sale of Common Stock
      In March 1997, the Company sold 2,671,292 shares of common stock in an initial public offering at $11.50 per share, for net proceeds of $28,078,000.

Reserved Shares
      At January 1, 2000, the Company had reserved 1,508,000 unissued shares of its common stock for possible issuance under its stock-based compensation plans.

8.    Significant Customers, Business Segments, and Geographical Information

Significant Customers
      Sales to two customers accounted for 13% and 12% of the Company's total revenues in 1999 and each accounted for 10% of the Company's total revenues in 1998. Sales to another customer accounted for 13% of the Company's total revenues in 1997.

Business Segment Information
      The Company organizes and manages its business by principal product type.
The Company's principal businesses operate in two segments: Detection
Instruments and Laboratory Products. In classifying operational entities into a particular segment, the Company aggregated businesses with similar economic characteristics, products and services, production processes, customers, and methods of distribution.
      The Company's Detection Instruments segment develops, manufactures, and markets high-speed detection and measurement systems that ensure the quality of a wide variety of in-process and finished products. The Detection Instruments segment also develops, manufactures, and markets security instruments for search, screening, and forensic applications under the direction of police, border police, transportation authorities, and carriers. The Company's
Laboratory Products segment develops, manufactures, and markets electrochemistry systems that laboratories use to determine the quality of a broad range of substances by measuring their pH, specific ion concentration, dissolved oxygen, and conductivity.
      Within the Detection Instruments segment, the Company derived revenues of $7,601,000, $11,065,000, and $19,198,000 in 1999, 1998, and 1997, respectively, from ALEXUS(R) systems and $9,423,000, $12,245,000, and $15,387,000 in 1999,
1998, and 1997, respectively, from near-infrared analyzers. In addition, this segment derived revenues of $3,789,000, $8,258,000, and $10,337,000 in 1999,
1998, and 1997, respectively, from its EGIS(R) security systems.




8.    Significant Customers, Business Segments, and Geographical Information (continued)

(In thousands)                                                                 1999       1998        1997
------------------------------------------------------------------------- ---------- ----------- ---------

Business Segment Information

Revenues:
 Detection Instruments                                                     $ 26,406   $  40,273   $ 51,320
 Laboratory Products                                                         47,178      51,302     53,054
                                                                           --------   ---------   --------

                                                                           $ 73,584   $  91,575   $104,374
                                                                           ========   =========   ========

Income Before Provision for Income Taxes:
 Detection Instruments (a)                                                 $ (3,475) $    2,671   $  9,623
 Laboratory Products                                                          9,290      11,080     11,257
 Corporate (b)                                                                 (770)       (816)    (1,059)
                                                                           --------   ---------   --------

 Total operating income                                                       5,045      12,935     19,821
 Interest and other income, net                                               1,535       1,232        856
                                                                           --------   ---------   --------

                                                                           $  6,580   $  14,167   $ 20,677
                                                                           ========   =========   ========

Total Assets:
 Detection Instruments                                                     $ 38,001  $   44,785   $ 44,987
 Laboratory Products                                                         60,490      60,036     61,570
 Corporate (c)                                                               37,535      27,685     41,708
                                                                           --------   ---------   --------

                                                                           $136,026   $ 132,506   $148,265
                                                                           ========   =========   ========

Depreciation and Amortization:
 Detection Instruments                                                     $  1,129   $   1,402   $  1,522
 Laboratory Products                                                          2,131       1,925      1,765
                                                                           --------   ---------   --------

                                                                           $  3,260   $   3,327   $  3,287
                                                                           ========   =========   ========

Capital Expenditures:
 Detection Instruments                                                     $    342   $   1,655   $    775
 Laboratory Products                                                          1,094       1,119      1,057
                                                                           --------   ---------   --------

                                                                           $  1,436   $   2,774   $  1,832
                                                                           ========   =========   ========



8.    Significant Customers, Business Segments, and Geographical Information (continued)

(In thousands)                                                                 1999       1998        1997
------------------------------------------------------------------------- ---------- ----------- ---------

Geographical Information

Revenues (d):
 United States                                                             $ 63,004   $  79,768   $ 93,251
 Other                                                                       15,700      17,957     18,016
 Transfers among geographical areas (e)                                      (5,120)     (6,150)    (6,893)
                                                                           --------   ---------   --------

                                                                           $ 73,584   $  91,575   $104,374
                                                                           ========   =========   ========

Long-lived Assets (f):
 United States                                                             $  4,106   $   4,483   $  3,433
 Other                                                                          406         472        591
                                                                           --------   ---------   --------

                                                                           $  4,512   $   4,955   $  4,024
                                                                           ========   =========   ========

Export Revenues Included in United States Revenues Above (g)               $ 23,522   $  31,637   $ 42,930
                                                                           ========   =========   ========

(a) Includes inventory provisions of $1.9 million in 1999.
(b) Primarily general and administrative expenses.
(c) Primarily cash, cash equivalents, advance to affiliate, and deferred tax asset.
(d) Revenues are attributed to countries based on selling location.
(e) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
(f) Includes property, plant, and equipment, net and other long-term tangible assets.
(g) In general, export revenues are denominated in U.S. dollars.


9.    Earnings per Share

      Basic and diluted earnings per share were calculated as follows:

(In thousands except per share amounts)                                         1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Basic
Net Income                                                                   $ 5,076    $ 8,671    $12,506
                                                                             -------    -------    -------

Weighted Average Shares                                                       19,317     19,317     18,721
                                                                             -------    -------    -------

Basic Earnings per Share                                                     $   .26    $   .45    $   .67
                                                                             =======    =======    =======

Diluted
Net Income                                                                   $ 5,076    $ 8,671    $12,506
                                                                             -------    -------    -------

Weighted Average Shares                                                       19,317     19,317     18,721
Effect of Stock Options                                                           38          4         11
                                                                             -------    -------    -------

Weighted Average Shares, as Adjusted                                          19,355     19,321     18,732
                                                                             -------    -------    -------

Diluted Earnings per Share                                                   $   .26    $   .45    $   .67
                                                                             =======    =======    =======

      Options to purchase 612,000, 845,000, and 228,000 shares of common stock were not included in the computation of diluted earnings per share for 1999, 1998, and 1997, respectively, because their effect would have been antidilutive due to the options' exercise prices exceeding the average market price for the common stock.

10.   Unaudited Quarterly Information

(In thousands except per share amounts)

1999                                                                First     Second  Third (a)    Fourth
---------------------------------------------------------------- --------- ---------- ---------- ---------

Revenues                                                          $20,412    $18,187    $17,558    $17,427
Gross Profit                                                       11,817      9,961      6,942      9,639
Net Income                                                          1,832      1,467         29      1,748
Basic and Diluted Earnings per Share                                  .09        .08          -        .09

1998                                                                First     Second      Third    Fourth
---------------------------------------------------------------- --------- ---------- ---------- ---------

Revenues                                                          $23,707    $23,957    $23,569    $20,342
Gross Profit                                                       12,708     13,217     13,061     10,338
Net Income                                                          2,050      2,235      2,667      1,719
Basic and Diluted Earnings per Share                                  .11        .12        .14        .09

(a) Includes inventory provisions of $1.9 million.


11.   Subsequent Event

      On March 10, 2000, Thermedics commenced a cash tender offer for any and all of the outstanding shares of the Company's common stock at $8.00 per share.
This action is part of a major reorganization plan under which Thermo Electron will spin in, spin off, and sell various businesses to focus solely on its core measurement and detection instruments business. Thermedics and Thermo Electron own approximately 84% and 5%, respectively, of the outstanding shares of the Company's common stock. Thermedics has conditioned the tender offer on receiving acceptances from holders of enough shares so that, when combined with its and Thermo Electron's current share ownership, Thermedics' ownership reaches at least 90%. If Thermedics achieves this 90-percent-ownership threshold, it will acquire all remaining outstanding shares of the Company's common stock through a "short-form" merger in Massachusetts. Shareholders who do not tender shares to Thermedics during the tender offer would also receive $8.00 per share in cash for their stock in the short-form merger. The tender offer and proposed subsequent short-form merger require review by the Securities and Exchange
Commission of necessary filings; a short-form merger would not require the Company's board or shareholder approval. The Thermedics board of directors has approved pursuing this proposed tender offer and short-form merger in lieu of continuing negotiations over a merger price with the Company's special committee of its board of directors. If the tender offer is successful, the spin-in of the Company is expected to be completed by the end of the second quarter of 2000.


Thermedics Detection Inc.                                                        1999 Financial Statements

                    Report of Independent Public Accountants

To the Shareholders and Board of Directors of Thermedics Detection Inc.:

      We have audited the accompanying consolidated balance sheets of Thermedics
Detection Inc. (a Massachusetts corporation and 84%-owned subsidiary of
Thermedics Inc.) and subsidiaries as of January 1, 2000, and January 2, 1999, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended January 1, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermedics
Detection Inc. and subsidiaries as of January 1, 2000, and January 2, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2000, in conformity with generally accepted accounting principles.



                                                  Arthur Andersen LLP



Boston, Massachusetts
February 10, 2000 (except with respect to the matter discussed in Note 11, as to which the date is March 10, 2000)




Thermedics Detection Inc.                                                        1999 Financial Statements

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

Overview

      The Company is comprised of businesses that operate in two segments:
Detection Instruments and Laboratory Products. The Company's Detection
Instruments segment designs, manufactures, and markets ultratrace chemical detectors, X-ray imaging, near-infrared spectroscopy, high-speed gas chromatography, and other technologies for quality assurance of in-process or finished products, primarily in the food, beverage, pharmaceutical, forest products, chemical, and other consumer products industries. The Company's
ALEXUS(R) systems detect trace amounts of substances that would affect product quality in refillable plastic beverage containers. The Company's InScan(R) systems use high-speed X-ray imaging to determine accurate fill volume, net volume, package integrity, and other quality measures for a variety of products in cans, bottles, boxes, and other containers. The Company's Flash-GC(TM) and EZ
Flash(TM) systems are designed to help customers conduct chemical analyses substantially faster than if they used conventional gas chromatography equipment. In addition, the Company's near-infrared analyzers measure moisture and other product constituents, such as fats, proteins, oils, flavorings, solvents, adhesives, and coatings, in a broad range of products as they move along manufacturing lines.
      The Company's Detection Instruments segment also includes the design and manufacture of explosives-detection equipment that uses simultaneous trace particle- and vapor-detection techniques based on its proprietary chemiluminescence and high-speed gas chromatography technologies. Customers use these explosives-detection systems to detect plastic and other explosives at airports and border crossings, for other high-security screening applications, and for forensic and search applications. The Company's Detection Instruments segment also performs contract research and development services for government and industry customers and earns service revenues through long-term contracts.
      Through its Laboratory Products segment, the Company designs, manufactures, and markets electrochemistry and other technologies for quality assurance and regulatory compliance, primarily in the environmental, food, beverage, chemical, pharmaceutical, and biomedical research industries. Through the Company's Orion Research, Inc. subsidiary, the Laboratory Products segment is a worldwide leading manufacturer of electrochemistry products that determine the quality of various substances, from food and pharmaceuticals to water and wastewater, by measuring their pH, specific ion concentration, dissolved oxygen, and conductivity.
      During 1999, the Company experienced a decline in revenues, primarily in the Detection Instruments segment. This decline was due in part to changes in the process of recycling plastic containers in Europe. Previously, such containers had been sanitized and reused, a process in which recyclers used the Company's ALEXUS systems. Recent recycling trends in Europe involve melting and reforming plastic returnables. In addition, the Company has not received approval of its upgraded EGIS explosive-detection system from the Federal
Aviation Administration (FAA), which resulted in a decline in sales of this product line during 1999. Although the Company expects to receive approval for this system, there can be no assurance of such approval by any particular date, or at all.
      On January 31, 2000, the Company announced that Thermedics Inc. will make a cash tender offer for any and all of the outstanding shares of the Company's common stock. The tender offer commenced on March 10, 2000, and will expire at midnight on Thursday, April 6, 2000, unless the offer is extended. If the tender offer is successful, Thermedics will acquire all remaining outstanding shares of the Company's common stock through a "short-form" merger in Massachusetts. The
Company would thereby become a private subsidiary of Thermedics (Note 11).


Results of Operations

1999 Compared With 1998
      Revenues decreased to $73.6 million in 1999 from $91.6 million in 1998, primarily due to a decrease in revenues in the Detection Instruments segment.
Revenues in the Detection Instruments segment decreased to $26.4 million in 1999 from $40.3 million in 1998, due in part to a $9.5 million decline in revenues from industrial process instruments, primarily due to lower sales of ALEXUS systems as discussed in the overview and, to a lesser extent, near-infrared analyzers. Revenues decreased due to a $4.5 million decline in revenues from EGIS explosives-detection systems and related services, primarily due to lower shipments of security systems as a result of a delay in FAA approval as discussed in the overview. During 1998, the Company completed shipments under a contract to provide security systems to the FAA. Revenues under the contract totaled $2.6 million during 1998.
      Revenues from the Laboratory Products segment decreased to $47.2 million in 1999 from $51.3 million in 1998. Revenues decreased $3.5 million due to the expiration of two private-label agreements and, to a lesser extent, due to lower worldwide demand for the Company's titration and electrochemistry products.
      The gross profit margin decreased to 52% in 1999 from 54% in 1998, primarily due to provisions of $1.9 million for inventories deemed in excess based on recent demand in the Detection Instruments segment. In addition, the Detection Instruments segment incurred a loss of $0.3 million relating to the manufacture of certain security equipment in 1999.
      Selling, general, and administrative expenses as a percentage of revenues increased to 34% in 1999 from 29% in 1998, primarily due to a decrease in revenues in both of the Company's segments. Selling, general, and administrative expenses decreased to $25.3 million in 1999 from $26.7 million in 1998, primarily due to a reduction in selling expenses in an effort to reduce costs.
      Research and development expenses decreased to $8.0 million in 1999 from $9.6 million in 1998, primarily as a result of efforts to reduce costs and focus on the development of near-term commercially viable products.
      Interest income increased to $1.6 million in 1999 from $1.5 million in 1998, primarily due to higher average invested balances offset in part by the repayment of a $21.2 million promissory note to Thermedics in March 1998.
Interest expense, related party, of $0.3 million in 1998 relates to the promissory note to Thermedics, which was paid in March 1998.
      The effective tax rate was 23% and 39% in 1999 and 1998, respectively. The effective tax rate was below the statutory federal income tax rate in 1999 as a result of the favorable resolution of a Company claim for prior-year research and development tax credits. The effect of the tax credits decreased the tax provision recorded in 1999 by $1.1 million and decreased the effective tax rate by 17%. This credit was offset in part by the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies. The effective tax rate exceeded the statutory federal income tax rate in 1998 primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

1998 Compared With 1997
      Revenues decreased to $91.6 million in 1998 from $104.4 million in 1997, primarily due to a decrease in revenues in the Detection Instruments segment.
Revenues in the Detection Instruments segment decreased to $40.3 million in 1998 from $51.3 million in 1997, primarily due to a $9.1 million decline in revenues from industrial process instruments. This decrease was primarily due to lower revenues from ALEXUS systems and near-infrared analyzers, offset in part by a $2.3 million increase in InScan product sales and $1.6 million of higher contract revenues. Revenues in 1997 included $6.6 million from a mandated ALEXUS product-line upgrade of The Coca-Cola Company's existing installed base.
Revenues from EGIS explosives-detection systems and related services decreased
$2.1 million, primarily due to lower shipments of security systems. During 1998, the Company completed shipments under a contract to provide security systems to the FAA. Revenues under the contract totaled $2.6 million during 1998.


1998 Compared With 1997 (continued)
      Revenues from the Laboratory Products segment decreased to $51.3 million in 1998 from $53.1 million in 1997, primarily due to lower worldwide demand for the Company's titration and electrochemistry products.
      The gross profit margin decreased to 54% in 1998 from 56% in 1997. The gross profit margin in the Detection Instruments segment decreased primarily due to lower sales volume and, to a lesser extent, changes in product mix.
      Selling, general, and administrative expenses as a percentage of revenues increased to 29% in 1998 from 27% in 1997, primarily due to a decrease in revenues in the Detection Instruments segment. Selling, general, and administrative expenses decreased to $26.7 million in 1998 from $28.5 million in 1997, primarily due to a reduction in selling expenses in the Company's Moisture
Systems subsidiary in an effort to reduce costs.
     Research and development expenses remained unchanged at $9.6 million in 1998 and 1997. Interest income decreased to $1.5 million in 1998 from $2.1 million in 1997, primarily due to lower average invested balances as a result of the repayment of a $21.2 million promissory note to Thermedics in March 1998.
Interest expense, related party, decreased to $0.3 million in 1998 from $1.2 million in 1997 due to the repayment of the promissory note to Thermedics.
      The effective tax rate was 39% in 1998 and 40% in 1997. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

Liquidity and Capital Resources

      Consolidated working capital was $64.4 million at January 1, 2000, compared with $57.6 million at January 2, 1999. Included in working capital are cash and cash equivalents of $9.5 million at January 1, 2000, compared with $32.9 million at January 2, 1999. In addition, at January 1, 2000, the Company had $33.6 million invested in an advance to affiliate. Prior to the use of new cash management arrangements between the Company and Thermo Electron
Corporation, which became effective in June 1999, such amounts were included in cash and cash equivalents.
      During 1999, $11.4 million of cash was provided by operating activities.
Cash of $0.8 million was provided by a decrease in inventories, primarily in response to decreased demand, as well as the timing of billings on long-term contracts. Cash of $1.1 million was used to reduce accounts payable, primarily due to the timing of payments.
      Excluding advance to affiliate activity, the Company's primary investing activity was the purchase of property, plant, and equipment for $1.4 million.
The Company expects to spend $1.6 million on capital additions in 2000.
      The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

Market Risk

      The Company is exposed to market risk from changes in foreign currency exchange rates, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

Foreign Currency Exchange Rates
      The Company views its investment in its foreign subsidiaries as long-term.
The Company's investment in its foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The effect of a change in foreign exchange rates on the Company's net investment in its foreign subsidiaries is recorded as a separate component of shareholders' investment. A
10% depreciation in fiscal year-end 1999 and 1998 functional currencies, relative to the U.S. dollar, would result in a reduction of $1.5 million and $1.4 million, respectively, of the Company's shareholders' investment.


Year 2000

      As of the date of this report, the Company has completed its year 2000 initiatives which included: (i) testing and upgrading significant information technology systems and facilities; (ii) assessing the year 2000 readiness of its key suppliers, vendors, and customers; and (iii) developing contingency plans.
      As a result of completing these initiatives, the Company believes that all of its material information technology systems and critical non-information technology systems are year 2000 compliant. In addition, the Company is not aware of any significant supplier or vendor that has experienced material disruption due to year 2000 issues. The Company has also developed a contingency plan to allow its primary business operations to continue despite disruptions due to year 2000 problems, if any, that might yet arise in the future. The costs incurred to date by the Company in connection with the year 2000 issue have not been material.
      While the Company to date has been successful in minimizing negative consequences arising from year 2000 issues, there can be no assurance that in the future the Company's business operations or financial condition may not be impacted by year 2000 problems, such as increased warranty claims, vendor and supplier disruptions, or litigation relating to year 2000 issues.


Thermedics Detection Inc.                                                        1999 Financial Statements

                           Forward-looking Statements

      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 2000 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

      Uncertainty of Market Acceptance of New Products. Certain of the Company's products represent alternatives to traditional detection and analytical methods.
As a result, such products may be slow to achieve or may not achieve market acceptance, as customers may seek further validation of the efficiency and efficacy of the Company's technology, particularly where the purchase of the product requires a significant capital commitment. The Company believes that, to a significant extent, its growth prospects depend on its ability to gain acceptance of the efficiency and efficacy of the Company's innovative technologies by a broader group of customers. The Company is currently devoting resources toward the enhancement of its existing products and the development of new products and technologies, including its derivative products of the Company's Flash-GC high-speed gas chromatography system; a more portable EGIS;
and EGIS II, a lower-cost EGIS unit for use in airport screening of carry-on baggage. There can be no assurance that the Company will be successful in obtaining such broad acceptance or that, if obtained, such acceptance will be sustained. The failure of the Company to obtain and sustain such broad acceptance could have a material adverse effect on the Company's business, financial condition, and results of operations.

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

      Dependence of Security Instruments Market on Government Regulation and
Airline Industry. The Company's sales of its explosives-detection systems for use in airports has been and will continue to depend on government initiatives to require, or support, the screening of baggage, carry-on items, and people with advanced explosives-detection equipment. Substantially all of such systems have been installed at airports in countries in which the applicable government or regulatory authority that oversees airport operations has mandated such screening. Such mandates are influenced by many factors outside of the control of the Company, including political and budgetary concerns of governments, airlines, and airports. Of the more than 600 commercial airports worldwide, more than 400 are located in the United States. Accordingly, the Company believes that the size of the market for explosives-detection equipment is, and will increasingly be, significantly influenced by United States government regulation.
      The FAA has not yet mandated the installation of automated explosives-detection systems. The Company's systems are trace detectors for which no FAA certification process exists to date. The Company has received FAA approval for the Company's EGIS system for use by airlines in screening carry-on electronic items and luggage searches. The EGIS II system has passed FAA laboratory tests and is currently undergoing FAA operational testing before deployment in use at airports. There can be no assurance that the final step in the approval process for EGIS II will be successfully completed.
      Although the FAA has provided significant funding to the Company in connection with the development of its explosives-detection technology, the Company's systems may not ever meet all United States certification standards.
Any product using a technology ultimately recommended or required by the FAA will have a significant competitive advantage in the market for explosives-detection devices. Unless the FAA takes action with respect to a particular explosives-detection product or technology, airlines will not be required to purchase or upgrade their security systems, including upgrading existing metal-detection equipment. Earnings of U.S. air carriers tend to fluctuate significantly from time to time. Any depression in the financial condition of such carriers would likely result in lower capital spending for discretionary items. Moreover, there can be no assurance that additional countries will require the implementation of effective explosives screening for airline baggage, carry-on items, or people, or that, if required, the Company's systems will meet the certification or other requirements of the applicable government authority. Even if the Company's systems were to meet the applicable requirements, the Company may not be able to market its systems effectively.
      From time to time, the United States government enacts legislation which includes allocations to purchase explosives-detection systems and other advanced security equipment, including trace detection equipment such as the systems manufactured by the Company, for carry-on and checked baggage screening. The FAA has made purchases of, or placed orders for the purchase of, security equipment under such legislation. There can be no assurance, however, that this legislation will not be modified to reduce the funding for advanced explosives equipment, that necessary appropriations will continue to be made to fund further purchases of advanced explosives-detection equipment, that trace-detection equipment such as the systems manufactured by the Company will be mandated, or that, even if further appropriations are made and such equipment is mandated, any of the Company's explosives-detection systems will be purchased for installation at any airports in the United States. Further, there can be no assurance that the U.S. will mandate the widespread use of these systems after completion of the initial purchases.

      Significance of Certain Customers. Sales of process detection instruments and services to bottlers licensed by The Coca-Cola Company (Coca-Cola Bottlers) were $3,939,000, $6,199,000, and $13,939,000 in 1999, 1998, and 1997,
respectively, or 5%, 7%, and 13% of the Company's revenues, respectively, during such periods. Although the Company anticipates that it will continue to derive revenues from the sale of upgrades and new systems to new plants, as well as services to the Coca-Cola Bottlers, the Company does not expect that revenues derived from these customers will continue at a rate comparable to prior years.
In addition, sales to Fisher Scientific and VWR Scientific, both included in the Laboratory Products segment, accounted for 13% and 12% of total revenues, respectively, in 1999 and 10% and 10% of total revenues, respectively, in 1998.
Further, the Company intends to continue to develop and introduce new process detection products for the food, beverage and other markets; however, there can be no assurance that the Company will be successful in the introduction of new process detection products or that any sales of these products will be sufficient to maintain a rate of growth equivalent to prior years.

      Competition; Technological Change. The Company encounters, and expects to continue to encounter, competition in the sale of its current and future products. Many of the Company's competitors and potential competitors have substantially greater resources, manufacturing and marketing capabilities, research and development staff, and production facilities than those of the Company. Some of these competitors have large existing installed bases of products with substantial numbers of customers. In addition, other major corporations have announced their intention to enter certain of the Company's markets, including the security screening market. The Company believes that many of its products are successful because they are technologically superior to alternative products offered by some of the Company's competitors. In order to continue to be successful, the Company believes that it will be important to maintain this technological advantage. No assurance can be given that the Company will be able to maintain such an advantage or that competitors of the Company will not develop technological innovations that will render products of the Company obsolete. For example, the Company's EGIS system competes against other trace explosives detection systems as well as systems utilizing dual energy X-ray or computed X-ray tomography imaging technologies. There can be no assurance that such technologies will not be enhanced to a degree that would impair the Company's ability to market its explosives detection systems.

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

      Uncertainties Associated with International Operations. In 1999, 1998, and
1997, international sales accounted for 46%, 47%, and 52%, respectively, of the Company's revenues, and the Company anticipates that international sales will continue to account for a significant percentage of the Company's revenues.
International revenues are subject to a number of uncertainties, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce. Moreover, many foreign countries have their own regulatory approval requirements for sales of the Company's products. As a result, the Company's introduction of new products into international markets can be costly and time-consuming, and there can be no assurance that the Company will be able to obtain the required regulatory approvals on a timely basis, if at all. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not attempt to minimize currency and exchange rate risks through material hedging activities.

      Limited Protection of Proprietary Technology and Risks of Third-party
Claims. Proprietary rights relating to the Company's products will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance, however, that any patents now or hereafter owned by the Company will afford protection against competitors, or as to the likelihood that patents will issue from pending patent applications. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. Although the Company believes that its products and technology do not infringe any existing proprietary rights of others, there can be no assurance that third parties will not assert such claims against the Company in the future or that such future claims will not be successful. The Company could incur substantial costs and diversion of management resources in connection with the defense of any claims relating to proprietary rights, which could have a material adverse effect on the Company's business, financial condition, and results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block the Company's ability to make, use, sell, distribute, or market its products and services in the U.S. or abroad. Such a judgment could have a material adverse effect on the Company's business, financial condition, and results of operations. In the event that a claim relating to proprietary technology or information is asserted against the Company, the Company may seek licenses to such intellectual property. There can be no assurance, however, that such a license could be obtained on commercially reasonable terms, if at all, or that the terms of any offered licenses will be acceptable to the Company. The failure to obtain the necessary licenses or other rights could preclude the sale, manufacture, or distribution of the Company's products and, therefore, could have a material adverse effect on the Company's business, financial condition, and results of operations. The cost of responding to any such claim may be material, whether or not the assertion of such claim is valid. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or independent development by others of similar technology. In addition, the laws of some jurisdictions do not protect the Company's proprietary rights to the same extent as the laws of the U.S. There can be no assurance that these protections will be adequate.


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

      Risks Associated with Cash Management Arrangement with Thermo Electron.
The Company participates in a cash management arrangement with Thermo Electron.
Under this cash management arrangement, the Company lends its excess cash to Thermo Electron on an unsecured basis. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents and/or immediately available bank lines of credit equal to at least
50% of all funds invested under the cash management arrangement by all Thermo
Electron subsidiaries other than wholly owned subsidiaries. The funds are held on an unsecured basis and therefore are subject to the credit risk of Thermo
Electron. The Company's ability to receive its cash upon notice of withdrawal could be adversely affected if participants in the cash management arrangement demand withdrawal of their funds in an aggregate amount in excess of the 50% reserve required to be maintained by Thermo Electron. In the event of a bankruptcy of Thermo Electron, the Company would be treated as an unsecured creditor and its right to receive funds from the bankruptcy estate would be subordinated to secured creditors and would be treated on a pari passu basis with all other unsecured creditors. Further, all cash withdrawn by the Company from the cash management arrangement within one year before the bankruptcy would be subject to rescission. The inability of Thermo Electron to return the Company's cash on a timely basis or at all could have a material adverse effect on the Company's results of operations and financial position.




Thermedics Detection Inc.                                                        1999 Financial Statements

                         Selected Financial Information

(In thousands except per share amounts)                 1999 (a)      1998   1997 (b)  1996 (c)      1995
------------------------------------------------------ --------- ---------- ---------- --------- ---------

Statement of Income Data
Revenues                                               $ 73,584  $  91,575  $ 104,374  $ 94,604  $  32,943
Gross Profit                                             38,359     49,324     57,979    48,994     15,491
Net Income                                                5,076      8,671     12,506     5,299      2,173
Basic and Diluted Earnings per Share                        .26        .45        .67       .33        .21

Balance Sheet Data
Working Capital                                        $ 64,356  $  57,621  $  46,345  $ 32,315  $  19,369
Total Assets                                            136,026    132,506    148,265   116,058     84,595
Long-term Obligations                                        99        127          -    21,200          -
Shareholders' Investment                                121,721    117,893    107,346    75,454     69,215

(a) Includes inventory provisions of $1.9 million.
(b) Reflects the March 1997 initial public offering of the Company's common stock for net proceeds of $28.1 million.
(c) Reflects the January 1996 acquisition of Moisture Systems and Rutter and the
    March and November 1996 private placements of the Company's common stock for aggregate net proceeds of $7.0 million.






Thermedics Detection Inc.                                                        1999 Financial Statements

Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol TDX. The following table sets forth the high and low sale prices of the Company's common stock for 1999 and 1998, as reported in the consolidated transaction reporting system.

                                                                          1999                1998
                                                                 ------------------- ---------------------
Quarter                                                              High        Low        High       Low
-------------------------------------------------------------- ---------- ---------- ----------- ---------

First                                                            $  9 1/4     $7 3/4   $11 11/16   $8 5/8
Second                                                             10 7/8      7 7/8    11 7/16     7 7/8
Third                                                              10 7/16     9         9 1/2      6 1/16
Fourth                                                              9 5/8      6 3/4     8 3/16     6

      As of January 28, 2000, the Company had 221 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 28, 2000, was $7 15/16 per share.

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